UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2013

On March 28, 2014, the registrant issued a press release pertaining to its results of operations for the three-month period ended December 31, 2013. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer

Date: March 31, 2014

Fourth Quarter 2013

Revenues rose 11% on selling space growth of 186,773 m2 and on the addition of our Colombian supermarket operation

Gross profit rose 13% with improved gross margins in Supermarkets, Shopping Centers and Financial Retail services

Adjusted EBITDA grew 18% due to a higher contribution from Home Improvement and Shopping Centers divisions

Continued progress with Johnson integration, with Department Store EBITDA from Chilean operations increasing 20% YoY and EBITDA margin of 8.4% in 4Q13

Net profit grew 40% to CLP 158,087 million on improved operating results and lower income tax expenses

Cencosud

Cencosud

Note: In the fourth quarter of 2013, Cencosud adjusted its reporting practices for several businesses. Historically, Cencosud’s Peruvian operation consolidated revenue and expenses from the Corporate Division (“Other”) under the Supermarket Division. As of 4Q13, the revenue and expenses from the Corporate Division are consolidated under “Other”. Additionally, prior to 4Q13, the Colombian operation consolidated the results of Shopping Centers and Financial Services under “Supermarkets.” As of 4Q13, the revenue and expenses from Shopping Centers and Financial Services in Colombia are consolidated under the relevant business. Additionally reclassifications in our segmentation for the Peruvian operations have occurred. These reclassifications in our Supermarket and Shopping Center segments have been made to make 2013 and 2012 periods comparable on a YoY basis and follow new segmentation rules applied under IFRS for the accounting of activities in both these segments going forward.

Contents

Financial Highlights 4Q13 2

Key Events 3

Retail Market Commentary 4

Financial Results 5

Overview 4Q13 6

Consolidated Performance 6

Ebitda and Adjusted Ebitda by Country 12

Analysis by Business and Country 13

Capex 23

Balance Sheet Summary 23

Debt Amortization Schedule (USD million) 24

Indebtedness 24

Cash Flow Summary 25

Forward Looking Statements 28

Reconciliation of Non-IFRS Measures to (Profit/Loss) 38

Financial Highlights 4Q13

Cencosud revenue increased 11% YoY in 4Q13. Full year 2013 revenue rose 13% to CLP 10,341,040 million, with the consolidation of supermarkets in Colombia, new openings in the Supermarkets Division and the launch of department store operations in Peru.

Cencosud opened 51 stores net, with an increase of 4.6% in selling space versus 4Q12, totaling 4.2 million m2. Better growth in selling space was driven by 34 new supermarket stores in the region, which added 74,809 m2, 7 Home Improvement openings, which added 51,142 m2, and the launch of the Department Stores Division in Peru, which added 6 new stores and 32,222 m2.

Gross profit rose 13% in CLP, with a double-digit increase in every division except Department Stores which showed single digit growth. Gross margin improved from 29.0% in 4Q12 to 29.6% in 4Q13,

www.cencosud.com

despite the ongoing integration of the lower-margin Colombian supermarket business, and the growth of Department Stores and Financial Services in Peru.

Operating Income increased 23.1% in 4Q13 vs. 4Q12 due to double-digit growth in Home Improvement and the Shopping Centers Division in every country. This effect was partially offset by lower operating income from the Supermarket Division (Brazil and Colombia), and Financial Services Division.

Net income increased 40% versus 4Q12, from CLP 112,876 million in to CLP 158,087 million in 4Q13. This was the result of a higher operating result (+23%), partially offset by higher income taxes (+16%).

Adjusted EBITDA1 reached CLP 252,652 million up 18.3% YoY due to higher adjusted EBITDA from the Others2, Home Improvement and Shopping Centers Divisions, partially offset by a lower contribution from the Colombian and Brazilian Supermarket operations and Financial Service Division.

Key Events

As of February 24, 2014 Cencosud has adopted a new corporate structure enabling synergies between retail business lines. Jaime Soler was appointed Corporate Retail Managing Director. The Corporate Retail division will manage all of Cencosud’s retail businesses (Supermarkets, Department Stores & Home Improvement) and promote greater exchange of best practices between different divisions and countries.

Prior to his appointment as head of this new division Mr. Jaime Soler served as Cencosud’s Department Stores Managing Director since 2008 and successfully led the turnaround of Paris and Johnson stores in Chile. He has been replaced as Managing Director of Department Stores Division by Mr. Ricardo Bennett, effective February 24, 2014. Mr. Bennett has been a part of the Cencosud team since 2008 when he came on board as Commercial Manager for the Department Store business.

Mr. Pablo Castillo has resigned from his position as head of Cencosud’s Supermarket division in order to pursue other business interests effective as of March 31, 2014.

During the fourth quarter Cencosud opened 15 stores:

In Peru, Paris opened 3 stores, in the cities of Arequipa, Ica and Lima, with a selling space of 3,543 m2, 3,996 m2 and 7,970 m2 respectively.

In Colombia, the Supermarket Division opened 3 Metro stores, in the cities of Valledupar, Barranquilla and Medellin, adding 3,546 m2, 2,652 m2 and 3,536 m2 respectively. The Home Improvement Division opened 4 Easy stores, 3 in the city of Bogota and 1 in Medellin, adding 30,473 m2 in total. These stores are the result of the conversion of 4 cash and carry stores that had been operated by Carrefour in Colombia and were shut down by Cencosud.

1 Please see “Reconciliation of Non-IFRS measures” starting on page 39 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of revenues.

2 The “Others” segment was modified in 4Q12, mainly due to the reclassification of the Peruvian Corporation expenses from the Supermarket division, the separation between the supermarket, real estate and financial retail businesses in Colombia and the reclassification from “Other gains (losses)” to “Income Tax” of CLP 8,702 million. FUT disbursements have been classified as “Other gains (losses)” in 2012; this has been rectified and following IFRS rules as “Income Tax”.

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In Brazil, 3 Gbarbosa supermarkets were opened in the Northeast of Brazil, in the states of Sergipe, Bahia and Ceara adding 1,151 m2, 3,500 m2 and 2,301 m2 of selling space respectively. Also 1 Bretas and 1 Mercantil Rodriguez stores were opened in the states of Minas Gerais and Bahia, adding 3,913 m2 and 4,420 m2 respectively.

As of December 31, 2013 the Ownership Structure of the Company was:

23,0%

0,6%

16,1% 60,3%

Controlling Shareholders

Pension Funds

ADS

Others

Retail Market Commentary

Chile

Chile continued to have moderate growth in the fourth quarter of 2013 with 2.7% GDP growth compared to the same period in 2012. GDP for the full year 2013 grew 4.1% YoY. Though relatively high by regional standards, this would represent the lowest growth since 2009. With inflation also subdued, the Chilean Central Bank in February cut the key interest rate for the third time in five months as inflation continued to ease. Retail sales in Chile rose 7% in December YoY, showing a deceleration after growth in November and October came in at 9.1% and 13.4% respectively.

Cencosud continued to improve supermarket SSS with a 3.3% growth from a year earlier and SS average ticket rising 4.2%. In home improvement, Chile saw accelerating growth with a 7.1% increase in 4Q13 SSS over the year before. Our Department Store business continued to show a resilient performance posting 6.8% SSS expansion during the quarter and 4.7% for the 12 month period.

Argentina

Argentina’s economy grew 2.7% year-on-year in December, practically unchanged from the previous month, according to the national statistics agency. According to the government, consumer prices rose 10.9% in 2013, but private economists and opposition lawmakers have calculated the increase as high as 28%. Following requests for modifications to its inflation index Argentina’s National Statistics and Census Institute (INDEC) revealed a new calculation methodology for CPI in the month of January. This new index is intended to be a better reflection of prices in the Argentine economy. The new inflation index indicated price growth of 3.7% and 3.4% in January and February respectively.

According to INDEC, the country’s supermarkets ended 2013 with strong sales by volume growing 35.5% in December YoY (11.3% MoM). Shopping Center sales by volume also had strong growth, with a YoY increase of 19.9% (2.2% MoM), according to INDEC.

Cencosud had supermarket SSS growth of 21.5% from a year earlier and SS average ticket rising 27.7%. Home improvement SSS grew by 38.7% YoY.

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Brazil

In Brazil, the retail and consumer environment trended negatively in the fourth quarter, with a positive start in the quarter followed by a weak finish. Retail sales only grew 4% YoY in December, with a MoM decline of 0.2%. Sales were dragged down by durable goods, with sales of furniture and appliances falling 0.9% in December YoY. Supermarket sales in the country proved resilient and expanded shy of 8.0% in October. That growth slowed as the year came to an end closing the year posting and expansion of 2.9%. GDP growth returned to positive territory in the 4Q13 reaching 0.7% after having posted a contraction of 0.5% in the 3Q13.

In keeping with this slowing economic environment, Cencosud's supermarket SSS declined 3.3%, although performance in the GBarbosa and Perini chains was significantly stronger than in Bretas and Prezunic chains.

Peru

Peru continued its solid growth pattern in 4Q13, with growth in GDP of 5.2% year-on-year, one of the strongest growth rates in Latin America. Private consumption lagged headline growth somewhat, increasing 4.2% year-on-year, according to *Instituto Nacional de Estadística e Informática* (INEI). However, consumer confidence rose to a two year high in December, according to the Central Bank.

Cencosud's continued its steady performance in Peru, but was impacted by aggressive competition in the supermarket sector, with competitors slashing prices while Cencosud chose to prioritize margins. As a result, Cencosud's supermarket SSS rose 1%. SS average ticket increased 7.9% YoY.

Colombia

Consumer sentiment in Colombia improved slightly in the fourth quarter. Consumer confidence rose from 22.3 points in October to 23.2 points in December. Retail sales (including vehicle sales) grew by 4.1% in December YoY, decelerating from growth rates of 5.0% in November and 6.6% in October. In 2014, economic growth is expected to be around 4.5%, according to the Central Bank, broadly in line with the estimated 2013 performance.

For Cencosud, supermarket SSS declined 9.4% from the year before, with SS average ticket falling 2.6%. This was mainly due to the rebranding process in the supermarket operation, which has now been completed.

Financial Results

All figures are in Chilean pesos (CLP), except as otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between 4Q13 and 4Q12.

The exchange rates at the end of December 2013 and December 2012, and the variations between 4Q13 and 4Q12were:

Exchange Rate	12/31/2013	12/31/2012	% change Dec 2013 vs. Dec 2012
CLP / USD	524,6	480,0	9,3%
CLP / AR$	80,5	97,7	-17,6%
CLP / Colombian	0,27	0,27	0,0%
CLP / Peruvian Nuevo Sol	187,5	188,2	-0,4%
CLP / Brazilian Real	222,7	235,0	-5,2%

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Overview 4Q13


Revenues (in CLP MM)
2.168.909
2.468.439
2.197.784
2.508.008
2.201.736
2.501.304
2.580.648
2.863.289
1Q12 1Q13
2Q12 2Q13
3Q12 3Q13
4Q12 4Q13


Adjusted EBITDA (in CLP MM)
145.231
152.848
134.429
159.355
154.352
163.509
213.609
252.652
1Q12 1Q13
2Q12 2Q13
3Q12 3Q13
4Q12 4Q13

Figures in local currency	4Q 2013	4Q 2012	Change (%)
Revenues (MM$CLP)	2,863,289	2,580,648	11.0%
Chile (MM$ CLP)	1,125,308	1,056,532	6.5%
Brazil (MM$ BRL)	2,295,691	2,286,857	0.4%
Argentina (MM$ ARS)	8,455,783	6,621,298	27.7%
Peru (MM$ PEN)	1,216,393	1,126,897	7.9%
Colombia (MM$ COP)	988,151,770	471,023,446	109.8%
Operating Results (MM$ CLP)	262,936	213,616	23.1%
Net Income (MM$ CLP)	157,454	112,319	40.2%
Stores	1,123	1,077	4.3%
Selling Space (m^2)	4,267,433	4,075,093	4.7%
Employees (full time-basis)	154,603	146,424	5.6%

Consolidated Performance

Revenues[3]

	Fourth Quarter			Twelve-Month, ended December 31st		
	CLP MM as of December 31st			CLP MM as of December 31st		
	2013	2012	Δ %	2013	2012	Δ %
Revenues	**2.863.289**	**2.580.648**	**11,0%**	**10.341.040**	**9.149.077**	**13,0%**
Supermarkets	2.080.726	1.884.953	10,4%	7.682.064	6.733.610	14,1%
Home Improvement	334.827	288.188	16,2%	1.176.890	1.063.086	10,7%
Department Stores	316.171	287.486	10,0%	970.360	886.075	9,5%
Shopping Centers	57.904	52.214	10,9%	205.332	172.104	19,3%
Financial Services	69.425	66.484	4,4%	288.533	282.180	2,3%
Others	4.237	1.323	220,3%	17.861	12.022	48,6%

Consolidated revenues were CLP 2,863 billion in the fourth quarter of 2013, compared with CLP 2,581 billion in the fourth quarter of 2012, an 11% increase YoY. This increase was driven by higher revenues from all the business units, most notably Home Improvement and Department Stores. These factors were partially offset by the impact of currency movements, which reduced the CLP revenue from Argentina and Brazil.

---

[3]Supermarket revenue was modified to reflect a change in Peru´s reporting. Previously Peru reported both supermarket and the Corporation Division ("Others") in the same division (supermarkets), and it is now separated. This meant an increase in the Peruvian supermarket revenue of CLP 2,316 million which is now reflected in "Others". Additionally, Colombia reported 4Q12 figures of the Corporation and other businesses consolidated in the Supermarket division (except Home Improvement), and it is now separated between Supermarket, Shopping Centers and Financial Services. This meant a decrease of CLP 1,244 million in Colombian supermarket revenue, and an increase of CLP 819 million in Shopping Centers and CLP 425 million in Financial Services

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- Supermarket revenues in 4Q13 increased 10.4% YoY, reaching CLP 2,081 billion, driven by the consolidation of the Colombian Supermarket Division (CLP 134,446 million of higher revenues vs. 4Q12), the net opening of 34 new supermarkets in the region since December 2012 and positive 3.3% SSS in Chile and 21.5% in Argentina. Total supermarket selling space rose 3.2% to 2.3 million m^2.
- Home Improvement revenues increased 16.2% YoY, reaching CLP 335 billion in 4Q13. Cencosud saw stronger sales across countries, with a 7.1% SSS increase in Chile, 38.6% SSS increase in Argentina, and the net opening of 7 Easy stores in the region compared to December 2012. These factors more than offset the negative effect of 17.6% currency devaluation in Argentina.
- Department Store revenues totaled CLP 316 billion, up 10.0% YoY, driven by the continued strong performance of the Chilean operation and the contribution from the Peruvian stores opened in 2013. In Chile, Paris and Johnson had sales growth of 5.8% and 16.3% respectively, with SSS growth of 4.4% in Paris and 21.6% in Johnson, showing Cencosud's success in integrating this business with the Paris department store business. Paris Peru contributed CLP 7,609 million of sales in 4Q13, reflecting the sales of six stores, three of them opened in November and December.
- Shopping Center revenues expanded 10.9% YoY, reaching CLP 57,904 million, driven by higher revenues from Peru related to the opening of Cerro Colorado shopping center in Arequipa, in May 2013, as well as higher revenues from Colombia, due to the addition of the real estate operations which contributed CLP 2,232 million, and higher revenues from Chile and Argentina, despite currency devaluation.
- Financial Services revenues increased 4.4% YoY, to CLP 69 billion. This reflected higher revenues from the Peruvian operations (CLP 3,674 million of higher revenue vs. 4Q12), the integration of Colombian financial services (CLP 2,630 million of higher revenue vs. 4Q12) and higher revenues from Argentina, partially offset by lower revenues from Chile as a result of the reduction in the average portfolio over the last twelve months.

Gross Margin[4]

	Fourth Quarter			Twelve-Month, ended December 31st		
	CLP MM as of December 31st			CLP MM as of December 31st		
	2013	2012	Δ %	2013	2012	Δ %
Gross Profit	**846.629**	**748.635**	**13,1%**	**2.969.491**	**2.601.245**	**14,2%**
Supermarkets	536.452	476.916	12,5%	1.911.994	1.676.133	14,1%
Home Improvement	118.998	102.919	15,6%	389.487	351.586	10,8%
Department Stores	89.101	81.217	9,7%	268.830	241.407	11,4%
Shopping Centers	51.429	43.895	17,2%	181.991	144.891	25,6%
Financial Services	46.574	42.695	9,1%	202.778	177.501	14,2%
Others	4.075	994	310,1%	14.410	9.728	48,1%
Gross Margin (%)	**29,6%**	**29,0%**		**28,7%**	**28,4%**	

Gross margin improved in 4Q13 (29,6%) reflecting better margins in the Supermarket, Shopping Centers and Financial Service divisions, offset by lower margins in the Home Improvement and Department Store divisions.

[4] Supermarket gross profit was modified to reflect a change in Peru´s reporting. Previously Peru reported both supermarket and the Corporation Division ("Others") in the same division (supermarkets), and currently it is separated. This meant an increase in the Peruvian supermarket gross profit of CLP 1,966 million which is now reflected in "Others". Additionally, Colombia reported 4Q12 figures of the Corporation and other businesses consolidated in the Supermarket division (except Home Improvement), and currently it is separated between Supermarket, Shopping Centers and Financial Services. This meant a decrease of CLP 1,215 million in Colombian supermarket gross profit, and an increase of CLP 789 million in Shopping Centers and CLP 425 million in Financial Services.

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Cencosud Gross Margin Evolution
27,9%
27,8%
28,6%
28,4%
27,3%
27,3%
29,6%
29,0%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Gross Margin[5] by Business


Supermarkets Gross Margin Evolution
24,4%
24,6%
24,4%
24,9%
24,9%
24,8%
25,8%
25,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12


Department stores Gross Margin Evolution
27,1%
25,7%
30,4%
29,6%
24,7%
24,7%
28,2%
28,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12


Home Improvement Gross Margin Evolution
32,3%
31,4%
31,4%
31,4%
32,7%
33,4%
35,5%
35,7%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12


Shopping Centers Gross Margin Evolution
86,5%
84,5%
89,2%
86,4%
91,4%
85,6%
88,8%
85,9%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

- Supermarket gross margin was 25.8% in 4Q13compared with 25.3% in 4Q12. Excluding our Colombian operation gross margin rose to 26.8%, reflecting improved performance in Chile, Argentina and Brazil. In Chile the improvement partially reflects the maturing of continued investments in distribution centers. In Argentina the improvement reflects an improved commercial strategy and a more flexible price environment. In Brazil, the improvement is related to a Cencosud's pricing strategy and the ongoing process of consolidating negotiations with suppliers at a regional level.
- Home Improvement gross margin decreased from 35.7% in 4Q12 to 35.5% in. In the case of Chile, the decrease is related to a temporary increase in logistical costs that should be offset by higher rebates from suppliers made to the company in the short and medium term. In the case of Argentina, lower margins are explained by one-time accounting changes to how logistic expenses were recorded to make them comparable with Chile (as of January 2013 all wages paid at distribution centers became part of distribution costs in Argentina). In the case of Colombia, better margins are related to improved economies of scale, following the opening of five new stores in 2H13.
- Department Stores gross margin remained almost flat (28.2% in 4Q13), as a result of start-up costs related to the Peruvian operation, partially offset by improved margins in Chilean operations. In the case of Chile, the greater contribution came on the back of stronger results from Johnson, which increased gross margin from 24.6% in 4Q12 to 27.6% in 4Q13.
- Shopping Centers gross margin increased to 88.8% from 84.1% in 4Q12, mainly due to an improved performance in Chile and the integration of the Colombian real estate operations which contributed CLP 2,143 million in 4Q13 vs. CLP 789 million in 4Q12, with a 96% gross margin. In the case of Chile, gross margin improved to 91.7% from 87.3% in 4Q12 as a consequence of higher occupancy levels at Costanera Center and Portal Osorno.

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[5] Gross profit does not include gross profit from the "Other" segment.

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- Financial Services posted a gross margin of 67.1% in 4Q13 compared with 64.2% in 4Q12, reflecting higher margins in Chile and Peru, which increased to 69.8% and 35.2% in 4Q13 from 66.0% and 21.7% in 4Q12 respectively. These improvements are mainly due to lower funding costs, lower interest rates and changed working capital methodology.

Selling, General and Administrative Expenses (SG&A)[6]

	Fourth Quarter			Twelve-Month, ended December 31st		
	CLP MM as of December 31st			CLP MM as of December 31st		
	2013	2012	Δ %	2013	2012	Δ %
SG&A expenses	**-664.276**	**-581.140**	**14,3%**	**-2.480.441**	**-2.101.821**	**18,0%**
Supermarkets	-429.673	-371.600	15,6%	-1.636.018	-1.368.789	19,5%
Home Improvement	-84.590	-78.396	7,9%	-309.684	-278.043	11,4%
Department Stores	-71.341	-63.544	12,3%	-245.331	-221.492	10,8%
Shopping Centers	-13.913	-8.901	56,3%	-38.231	-26.739	43,0%
Financial Services	-29.486	-22.326	32,1%	-126.007	-100.235	25,7%
Others	-35.273	-36.374	-3,0%	-125.169	-106.524	17,5%
SG&A Margin (%)	**-23,2%**	**-22,5%**		**-24,0%**	**-23,0%**	

SG&A expenses in 4Q13 were CLP 664,276 million, a 14.3% increase YoY. This increase reflected the Company's increased revenues and selling space, including the acquisition of the Colombian supermarket operation and the opening of Home Improvement stores in Colombia and Department Stores in Peru.

Operating Income[7]

	Fourth Quarter			Twelve-Month, ended December 31st		
	CLP MM as of December 31st			CLP MM as of December 31st		
	2013	2012	Δ %	2013	2012	Δ %
Operating Income	**262.936**	**213.616**	**23,1%**	**624.146**	**599.165**	**4,2%**
Supermarkets	110.696	108.426	2,1%	288.088	314.440	-8,4%
Home Improvement	34.461	24.473	40,8%	80.042	73.646	8,7%
Department Stores	17.796	17.935	-0,8%	24.754	20.231	22,4%
Shopping Centers	97.313	76.272	27,6%	238.962	217.058	10,1%
Financial Services	17.496	20.369	-14,1%	77.194	77.365	-0,2%
Others	-14.825	-33.860	-56,2%	-84.894	-103.575	-18,0%
Operating Margin (%)	**9,2%**	**8,3%**		**6,0%**	**6,5%**	

[6] Supermarket SG&A was modified to reflect a change in Peru´s reporting. Previously Peru reported both supermarket and the Corporation Division ("Others") in the same division (supermarkets), and they are now separated. This meant a decrease in the Peruvian supermarket SG&A of CLP 7,056 million which is now reflected in "Others". Additionally, Colombia reported 4Q12 figures of the Corporation and other businesses consolidated in the Supermarket division (except Home Improvement), and they are now separated between Supermarket, Shopping Centers and Financial Services. This meant a decrease in SG&A of CLP 121 million in Colombian supermarket SG&A, and an increase of CLP 121 million in Shopping Centers

[7] Consolidated Operating Income for 2012 was modified from CLP 222,318 million to CLP 213,616 million, due to a reclassification of CLP 8,702 million from "Other gain (losses)" to "Income Taxes". This reduction is done in the "Others" segment. FUT disbursements have been wrongfully classified as "Other gains (losses)". This has been rectified and following IFRS rules are now included in "Income Tax". Supermarket Operating Income was modified to reflect a change in Peru´s reporting. Previously Peru reported both supermarket and the Corporation Division ("Others") in the same division (supermarkets), and they are now separated. This meant an increase in the Peruvian supermarket Operating Income of CLP 9,022 million which is now reflected in "Others". Additionally, Colombia reported 4Q12 figures of the Corporation and other businesses consolidated in the Supermarket division (except Home Improvement), and currently it is separated between Supermarket, Shopping Centers and Financial Services. This meant a decrease of CLP 1,103 million in Colombian supermarket's operating income, and an increase of CLP 677 million in Shopping Centers and CLP 425 million in Financial Services.

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Operating income in 4Q13 was CLP 262,936 million, a 23.1% increase YoY. This was largely due to an increase in the Shopping Centers and Home Improvement divisions, partially offset by a decrease in the Financial Services and Supermarket division in Brazil, Peru and Colombia. Excluding income from revaluation of assets, consolidated and Shopping Centers operating income increased 19.0% and 10.2% respectively in 4Q13, compared to the same period in 2012.

- Supermarket operating income was CLP 110,696 million in 4Q13, compared with CLP 108,426 million in 4Q12, a 2.1% increase YoY. This was a result of higher operating income from Argentina and Chile, partially offset by lower contribution from Peru, Colombia and Brazil. Better performance from Chile is a consequence of stores opened during 2011 and 2012 reaching maturity. In Argentina the improvement reflects an improved commercial strategy and a more flexible price environment. The lower contribution from Brazil is related to higher SG&A expenses due to the new administrative structure and the establishment of our new offices in Sao Paulo. The lower contribution from Colombia is mainly due to a high comparative basis in 2012. In December 2012 Cencosud accounted all rebates for full year 2012 of its Colombian operation, while during 2013 rebates were registered in the corresponding quarter.
- Home Improvement operating income was CLP 34,461 million in 4Q13, an increase of 40.8% YoY. This was primarily due to stronger results from Argentina and Chile. The highlight of the operation was in Argentina where operating income rose 74.5% when compared to 4Q12 on the back of low SG&A growth (3%) as a result of improved productivity and efforts made by the division to contain its expansion. Better results from Argentina and Chile were partially offset by a higher operating loss in Colombia, which posted increased SG&A due to the opening of 4 stores in the month of December.
- Department Stores posted an operating income of CLP 17,796 million in 4Q13 from CLP 17,935 million in 4Q12.The result reflects the contribution from the Peruvian operation, which posted an operating loss of CLP 2,057 million, partially offset by a better performance of Chilean operations, where operating income expanded from CLP 17,935 million to CLP 19,854 million in 4Q13 mainly due to heightened control in SG&A. Excluding Peru, department store operating income expanded 10.7% in 4Q13 vs. 4Q12.
- Shopping Center operating income increased 27.6% YoY to CLP 97,313 million in 4Q13. This reflects higher contribution from Chile, Peru, Argentina and the addition of the Colombian real estate operations which contributed CLP 2,902 million in 4Q13. This growth can be partially explained by income from the revaluation of assets, as Costanera Center is maturing earlier than expected and the addition of a third floor to our shopping center in Temuco, Chile. Excluding the revaluation of assets, operating income for the Shopping Centers division increased 12.5% in 4Q13 from 4Q12.
- Financial Services operating income decreased 14.1%, mainly due to lower results in Chile and Argentina, partially offset by lower losses from Peru (CLP -535 million, compared to a CLP 2,519 million operating loss in 4Q12), and the addition of financial service operations in Colombia which contributed CLP 3,055 million in 4Q13.

Non-Operating Income[8]

	Fourth Quarter			Twelve-Month, ended December 31st		
	CLP MM as of December 31st			CLP MM as of December 31st		
	2013	2012	Δ %	2013	2012	Δ %
Non Operating Income	**-77.298**	**-77.022**	**0,4%**	**-298.224**	**-225.867**	**32,0%**
Participation in profit of equity method associates	6.310	2.153	193,1%	10.289	5.640	82,4%
Net Financial Costs	-66.809	-63.380	5,4%	-252.830	-202.912	24,6%
Income (loss) from foreign exchange variations	-7.923	-6.560	20,8%	-34.723	-2.680	1195,7%
Result of indexation units	-8.876	-9.235	-3,9%	-20.960	-25.915	-19,1%

[8] Non-Operating Income includes "Participation in profit or loss of equity method associates" that was previously included in Operating Income. The Chilean Superintendence of Securities and Insurance, "*Superintendencia de Valores y Seguros*" or SVS, published a new model presentation of financial Statements 2012, on March 21 2012, where by Operating Results now includes Other Gain (Losses).

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In 4Q13, the Company registered a non-operating loss of CLP 77,298 million, compared to a non-operating loss of CLP 77,022 million in 4Q12.This is explained by a higher share of profit in associates or joint ventures accounted for by the equity method, partially offset by higher financial costs due to a higher financial debt and higher losses from foreign exchange fluctuations.

Net Income

Net income for the quarter rose 40.1% year-on-year to CLP 158,087 million, primarily due to a higher operating result partially offset by higher income tax expenses. Cencosud's net income reached CLP 229,765 million for the 12 month period ended December 2013, a 15.8% decrease from CLP 272,809 million for the 12 month period ended 2012. The higher operating result was partially offset by higher financial costs associated with a higher debt along with higher losses from foreign exchange variations.

Cencosud S.A. and subsidiaries

Reconciliation of Unaudited condensed interim consolidated statements of income by function

	For the twelve month period ended December 31	
	2013	2012
	Th CLP	Th CLP
Reconciliation of Statement of integral income		
Net income reported in Chile	229,930,349	269,958,615
Plus: Litigation Provisioning (*)	20,000,000	(20,000,000)
Net income as adjusted	249,930,349	249,958,615
Basic earnings per share to controlling shareholders	83.2	116.0
Basic earnings per share as adjusted	90.5	107.4

(*)Class action lawsuit against the company "Cencosud Administradora de Tarjetas SA" filed in December 2006, whose non-appealable final judgment was notified by the Supreme Court of Chile, dated April 24, 2013. This is a preliminary estimate of the provision and still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court. The ruling requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest. For purposes of Chilean regulatory reporting, this amount has been recognized in the Statements of Integral Income by function as of March 31, 2013, under the line "Other expenses by function in the Financial Statements reported in Chile. For purposes of filing with the Securities and Exchange Commission, this amount was already included in the financial statements as of and for the year ended December 31, 2012 presented under Form 20-F.

EBITDA

	Fourth Quarter			Twelve-Month, ended December 31st		
	CLP MM as of December 31st			CLP MM as of December 31st		
	2013	2012	Δ %	2013	2012	Δ %
EBITDA	**295.627**	**238.480**	**24,0%**	**767.790**	**717.659**	**7,0%**
Supermarkets	138.843	134.479	3,2%	418.459	401.496	4,2%
Home Improvement	39.420	29.169	35,1%	99.523	91.386	8,9%
Department Stores	24.053	21.532	11,7%	49.364	43.127	14,5%
Shopping Centers	104.604	80.296	30,3%	253.035	227.748	11,1%
Financial Services	18.631	21.395	-12,9%	81.432	80.904	0,7%
Others	-29.925	-48.391	-38,2%	-134.024	-127.002	5,5%
EBITDA Margin (%)	**10,3%**	**9,2%**		**7,4%**	**7,8%**	

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Consolidated EBITDA for the quarter increased 24.0%to CLP 295,627million, compared to CLP 238,480 million in 4Q12. This was mainly due to higher EBITDA from the Shopping Centers, "Others" where income from the corporation such as profits from mark to market of cross currency swaps that hedge against USD/CLP variations are recorded, and Home Improvement divisions. Excluding the revaluation of assets, EBITDA increased 18.3% in 4Q13 to CLP 252,652 million.

- Supermarket EBITDA was CLP 138,843 million in 4Q13, up 3.2% from CLP 134,479 million in 4Q12. This was the result of a higher contribution from Chile and Argentina partially offset by a lower EBITDA contribution from Colombia and Brazil. Better results from Chile and Argentina are the result of the maturity of stores opened in 2012 and 2013, and the more flexible price environment. The results in Colombia reflect the costs related to a marketing campaign to position brands and the higher comparison base in 4Q12, when the Company recognized a full year of rebates in one month. In Brazil, the lower EBITDA contribution is explained by higher SG&A expenses due to the new administrative structure and the establishment of our new offices in Sao Paulo.
- Home Improvement EBITDA reached CLP 39,420 million in 4Q13, a 35.1% increase versus the same period in 2012, largely driven by a better performance in Argentina and Chile, partially offset by a lower EBITDA contribution from Colombia due to higher expenses related to new store openings.
- Department Store EBITDA reached CLP 24,053million in 4Q13, an 11.7% increase versus the same period in 2012. In Chile EBITDA growth was 20.3% versus 4Q12. As a consequence EBITDA margin went from 7.5% to 8.4%. Paris Chile posted EBITDA margin of 9.8% while Johnson finished the quarter with a positive EBITDA contribution. Due to the startup costs of our operations in Peru, which expanded to six stores in the period, Peru´s EBITDA contribution was CLP (1,852) million in the quarter.
- Shopping Center EBITDA reached CLP 104,604 million in 4Q13, a 30.3% increase versus the same period in 2012. The increase was due to strong and steady growth in Chile, where the Costanera Shopping Center performed very strongly and other properties continued to post good performances. Additionally, growth also was driven by the contribution of the Colombian real estate operations (CLP 3,038 million in 4Q13 vs. CLP 885 million in 4Q12). Excluding income from the revaluation of assets, consolidated Shopping Centers EBITDA reached CLP 44,499 million, a 20.1% increase
- Financial Service EBITDA decreased 12.9% to CLP 18,631million in 4Q13, mainly because of lower contribution from Chile and Argentina. This was partially offset by lower losses in Peru and the addition of the financial services division in Colombia which contributed CLP 3,055 million in 4Q13.

Ebitda and Adjusted Ebitda by Country

	Fourth Quarter			Twelve-Month, ended December 31st		
	CLP MM as of December 31st			CLP MM as of December 31st		
EBITDA	2013	2012	Δ %	2013	2012	Δ %
	295.627	**238.480**	**24,0%**	**767.790**	**717.659**	**7,0%**
Chile	176.927	128.991	37,2%	435.045	397.394	9,5%
Argentina	72.945	45.509	60,3%	193.117	177.443	8,8%
Brazil	9.338	16.147	-42,2%	50.832	60.047	-15,3%
Peru	23.732	28.025	-15,3%	43.111	64.993	-33,7%
Colombia	12.686	19.807	-36,0%	45.685	17.782	156,9%
EBITDA Margin (%)	**10,3%**	**9,2%**		**7,4%**	**7,8%**	

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Adjusted EBITDA	Fourth Quarter CLP MM as of December 31st 2013	2012	Δ %	Twelve-Month, ended December 31st CLP MM as of December 31st 2013	2012	Δ %
	252.652	213.609	18,3%	728.363	647.621	12,5%
Chile	145.503	115.248	26,3%	393.475	331.382	18,7%
Argentina	68.039	47.280	43,9%	190.540	181.763	4,8%
Brazil	11.693	17.861	-34,5%	57.789	69.438	-16,8%
Peru	15.581	17.534	-11,1%	41.826	51.379	-18,6%
Colombia	11.836	15.685	-24,5%	44.733	13.660	227,5%
Adjusted EBITDA Margin (%)	8,8%	8,3%		7,0%	7,1%	

Analysis by Business and Country

Hypermarkets & Supermarkets

SUPERMARKETS SELLING SPACE[9]
Square Meters as of December 31

	N° of Stores	Selling space	% leased
Chile	187	266.661	66%
Argentina	269	365.071	53%
Peru	73	168.655	49%
Brazil	182	433.113	95%
Colombia	21	4.065	100%
Total	732	1.237.565	73%

HYPERMARKETS SELLING SPACE[9]
Square Meters as of December 31

	N° of Stores	Selling space	% leased
Chile	37	295.085	16%
Argentina	21	361.666	8%
Peru	14	90.705	43%
Brazil	39	163.633	77%
Colombia	79	424.404	14%
Total	190	1.112.416	45%

OTHERS SELLING SPACE
Square Meters as of December 31

	N° of Stores	Selling space	% leased
Chile			
Argentina			
Peru			
Brazil	152	17.830	93%
Colombia	79	13.692	14%
Total	231	31.522	66%

Chile

CHILE – HYPERMARKETS & SUPERMARKETS*

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	2,6%	-0,2%	0,5%	**3,3%**	1,1%	0,9%	**1,6%**
	2012	6,6%	5,0%	5,2%	**2,8%**	5,8%	5,6%	**4,8%**
	2011	5,4%	4,4%	4,6%	**4,6%**	4,9%	4,8%	**4,7%**
N° Same Store Tickets								
	2013	-3,6%	-4,1%	-3,3%	**-0,9%**	-4,0%	-3,8%	**-3,0%**
	2012	9,2%	-2,5%	-1,9%	**-4,1%**	3,3%	1,5%	**0,0%**
	2011	4,7%	-2,2%	-3,6%	**-2,5%**	1,2%	-0,5%	**-1,1%**
SS Average Ticket Nominal								
	2013	6,4%	4,0%	3,9%	**4,2%**	5,4%	4,9%	**4,7%**
	2012	-2,4%	7,6%	7,2%	**7,3%**	2,4%	4,0%	**4,8%**
	2011	0,7%	6,7%	8,5%	**7,3%**	3,7%	5,3%	**5,8%**

** Measured in local currency*



Gross Margin Evolution Supermarkets
Chile
24,6%
23,3%
25,0%
24,1%
23,4%
23,9%
27,2%
25,2%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

[9] Previously some new Jumbo stores of a smaller format (app. 2,500 sq meters) were classified as hypermarkets. Now the table shows our number of stores separated by format (supermarket and hypermarkets) instead of by brand.

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Argentina

ARGENTINA – HYPERMARKETS & SUPERMARKETS

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	15,0%	14,4%	17,8%	**21,5%**	14,7%	15,8%	**17.3%**
	2012	22,3%	19,2%	17,7%	**15,9%**	20,6%	19,6%	**18,5%**
	2011	23,8%	23,0%	22,9%	**22,8%**	23,4%	23,2%	**22,5%**
N° Same Store Tickets								
	2013	-5,8%	-5,7%	-6,3%	**-4,9%**	-5,7%	-5,9%	**-5.7%**
	2012	-0,8%	-0,8%	-1,3%	**1,6%**	-0,8%	-2,0%	**-0,5%**
	2011	-4,7%	-4,9%	-4,3%	**-2,4%**	-4,8%	-4,6%	**-4,1%**
SS Average Ticket Nominal								
	2013	22,1%	21,3%	25,7%	**27.7%**	21,7%	23,0%	**24.4%**
	2012	23,3%	20,2%	19,3%	**14,2%**	21,6%	22,0%	**19,0%**
	2011	29,8%	29,4%	28,5%	**25,8%**	29,6%	29,2%	**28,3%**

** Measured in local currency*


Gross Margin Evolution Supermarkets
Argentina
29,9%
29,4%
29,5%
30,0%
30,4%
29,2%
31,3%
29,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Brazil

Brazilian SSS were positive in Gbarbosa and Perini, while Bretas and Prezunic had a negative performance. In Bretas, the Company is still in the process of stabilizing SAP, training staff and defining the appropriate product mix. In the case of Prezunic, sales were affected by two factors; (i) increased regional competition (ii) a change in the tax regime in the state of Rio de Janeiro at the same time that the stabilization of SAP was taking place, which created issues in our supply chain and a consequent loss in traffic.

BRASIL – HYPERMARKETS & SUPERMARKETS

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	2,3%	0,0%	-0,6%	**-3,3%**	1,1%	0,0%	**-0.5%**
	2012	2,6%	1,7%	-2,8%	**0,5%**	2,2%	0,5%	**0,5%**
	2011	4,6%	3,5%	0,0%	**-0,3%**	4,0%	2,5%	**1,4%**
N° Same Store Tickets								
	2013	-7,7%	-9,1%	-8,9%	**-12,7%**	-8,4%	0,0%	**-9.6%**
	2012	-3,1%	-4,4%	-6,1%	**-5,2%**	-3,7%	-4,5%	**-4,7%**
	2011	-2,0%	5,7%	0,9%	**-12,9%**	1,8%	1,5%	**-4,4%**
SS Average Ticket Nominal								
	2013	10,9%	10,0%	9,0%	**10,0%**	10,4%	0,0%	**10.0%**
	2012	5,9%	6,4%	3,6%	**6,0%**	6,1%	5,2%	**5,4%**
	2011	6,7%	-2,1%	-0,9%	**14,4%**	2,2%	1,0%	**6,2%**

** Measured in local currency*

** Excludes Prezunic in the last two years. Since 1Q13 includes Prezunic*

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Gross Margin Evolution Supermarkets
Brazil
22,2%
22,0%
22,4%
21,6%
23,8%
21,9%
22,3%
21,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Peru

The Peruvian supermarket operation was affected by a tougher competitive environment, with one competitor aggressively cutting prices. Cencosud prioritized margins over traffic, and so saw a limited increase in SSS.

PERU – HYPERMARKETS & SUPERMARKETS

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	1,0%	2,1%	2,0%	**1,0%**	1,5%	1,7%	**1,5%**
	2012	8,6%	4,3%	1,8%	**2,8%**	6,4%	4,8%	**4,2%**
	2011	1,7%	4,5%	10,4%	**8,7%**	3,1%	5,6%	**6,5%**
N° Same Store Tickets								
	2013	-3,7%	-4,4%	-2,9%	**-2,9%**	-4,1%	-3,7%	**-4,4%**
	2012	1,5%	0,2%	-1,2%	**0,8%**	0,8%	0,1%	**0,2%**
	2011	-2,2%	-1,8%	0,0%	**0,8%**	-2,0%	-1,3%	**-0,8%**
SS Average Ticket Nominal								
	2013	4,9%	6,9%	5,0%	**7,9%**	5,8%	5,6%	**6,2%**
	2012	7,0%	4,1%	3,1%	**2,0%**	5,5%	4,7%	**4,0%**
	2011	3,9%	6,5%	10,4%	**7,8%**	5,2%	7,0%	**7,3%**

** Measured in local currency*


Gross Margin Evolution Supermarkets
Peru
23,8%
23,9%
22,9%
24,4%
25,1%
24,2%
26,3%
26,7%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Colombia

COLOMBIA –SUPERMARKETS

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	-7,7%	3,6%	-13,9%	-9,4%	-2,7%	-6,6%	**-7,4%**
N° Same Store Tickets								
	2013	-2,4%	-7,8%	-6,1%	-7,0%	-5,1%	-5,5%	**-5,9%**
SS Average Ticket Nominal								
	2013	-5,4%	12,4%	-8,3%	-2,6%	2,6%	-1,2%	**-1,6%**

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The Colombian supermarket operation had a SSS decrease of 9.4% in 4Q13, reflecting a 7.0% decrease in the number of same store tickets and a 2.6% decrease of same store average nominal ticket. SSS showed an improvement compared to 3Q13, but were still affected by the delayed launch of a country-wide marketing campaign, and the ongoing process of positioning the Jumbo brand in the Colombian market. Additionally, growth in the formal retail market has slowed in the country.

Home Improvement Stores

HOME IMPROVEMENT SELLING SPACE
as of December 31st

	N° of Stores	Selling space	% leased
Chile Easy	32	307.853	3%
Argentina Easy	40	359.851	28%
Argentina Blaisten	8	13.639	25%
Colombia Easy	9	75.732	33%
Total	**89**	**757.074**	

Chile

EASY CHILE – HOME IMPROVEMENT*

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	7,2%	4,1%	5,9%	**7,1%**	5,7%	5,7%	**6,1%**
	2012	3,1%	7,8%	8,6%	**6,2%**	5,3%	6,4%	**6,3%**
	2011	11,2%	1,7%	1,6%	**4,8%**	6,4%	4,9%	**4,9%**
N° Same Store Tickets								
	2013	0,5%	0,9%	1,2%	**5,2%**	0,7%	0,9%	**2,1%**
	2012	0,9%	-0,1%	1,6%	**-2,3%**	0,4%	0,8%	**0,0%**
	2011	11,0%	5,1%	5,8%	**5,2%**	8,0%	7,3%	**6,7%**
SS Average Ticket Nominal								
	2013	6,6%	3,1%	4,6%	**1,8%**	4,9%	4,8%	**4,0%**
	2012	2,1%	7,9%	6,9%	**8,7%**	4,9%	5,5%	**6,4%**
	2011	0,2%	-3,2%	-4,0%	**-0,4%**	-1,5%	-2,3%	**-1,7%**

** Measured in local currency*



Gross Margin Evolution
Home Improvement Stores - Chile
26,8%
26,1%
26,5%
26,3%
27,6%
27,9%
33,9%
34,0%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Argentina

EASY ARGENTINA – HOME IMPROVEMENT

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	25,3%	30,9%	24,8%	**38,6%**	28,1%	26,9%	**30,3%**
	2012	30,0%	31,0%	28,3%	**19,5%**	30,5%	29,7%	**26,6%**
	2011	28,0%	26,2%	34,2%	**38,3%**	27,1%	29,7%	**32,3%**
N° Same Store Tickets								
	2013	-3,9%	-1,8%	-5,9%	**4,0%**	-2,9%	-3,9%	**-1,9%**
	2012	2,8%	4,4%	-0,5%	**-8,7%**	3,6%	2,2%	**-8,6%**
	2011	1,1%	1,5%	5,0%	**10,0%**	1,3%	2,6%	**4,6%**
SS Average Ticket Nominal								

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2013	30,3%	33,4%	32,7%	**33,3%**	31,9%	32,1%	**32,9%**
2012	27,0%	25,5%	29,0%	**30,8%**	26,0%	27,0%	**38,5%**
2011	26,6%	24,3%	27,8%	**25,8%**	25,5%	26,4%	**26,5%**

** Measured in local currency.*
SSS excludes Blaisten.



Gross Margin Evolution
Home Improvement Stores - Argentina
36,8%
35,3%
35,1%
35,2%
36,4%
37,2%
36,8%
37,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Colombia

EASY COLOMBIA – HOME IMPROVEMENT

Nominal SameStore Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	-3,4%	0,5%	4,7%	**-0,5%**	-1,5%	0,6%	**0,3%**
	2012	11,2%	5,3%	10,2%	**-7,6%**	8,3%	8,9%	**4,1%**
	2011	6,7%	12,1%	11,6%	**13,9%**	10,3%	10,8%	**11,8%**
N° SameStore Tickets								
	2013	-0,7%	-1,7%	-1,3%	**-3,9%**	-1,2%	-1,2%	**-2,0%**
	2012	5,9%	2,3%	3,9%	**-6,6%**	4,1%	4,0%	**1,0%**
	2011	-10,9%	-10,3%	-5,5%	**-2,0%**	-10,5%	-8,5%	**-6,5%**
SS Average Ticket Nominal								
	2013	-2,7%	2,2%	6,1%	**3,5%**	-0,3%	1,8%	**2,3%**
	2012	5,0%	3,0%	6,0%	**-1,0%**	4,0%	4,7%	**3,1%**
	2011	19,8%	24,9%	18,0%	**16,2%**	23,2%	21,1%	**19,6%**

** Measured in local currency*



Gross Margin Evolution
Home Improvement Stores - Colombia
25,0%
26,2%
25,3%
25,6%
24,0%
26,5%
32,4%
28,5%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Department Stores

DEPARTMENT STORE SELLING SPACE
as of December 31st

	N° of Stores	Selling space	% leased
Chile Paris	40	261.799	63%
Chile Johnson	37	110.092	84%
Peru Paris	6	32.222	83%
Total	**83**	**404.113**	**73%**

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CHILE – DEPARTMENT STORES

Same Store Sales Nominal		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	4,9%	2,9%	3,3%	**6,8%**	3,8%	3,7%	**4,7%**
	2012	9,4%	5,5%	5,2%	**2,7%**	7,3%	6,6%	**5,3%**
	2011	17,9%	-1,9%	3,5%	**4,7%**	6,4%	5,4%	**5,2%**
N° Same Store Tickets								
	2013	4,1%	6,5%	4,1%	**7,3%**	5,2%	4,8%	**5,7%**
	2012	3,3%	-0,6%	-0,1%	**0,1%**	1,4%	0,9%	**0,6%**
	2011	17,4%	2,0%	-0,3%	**-0,1%**	9,4%	6,0%	**3,9%**
SS Average Ticket Nominal								
	2013	0,8%	-3,4%	-0,8%	**-0,5%**	-1,3%	-1,1%	**-0,9%**
	2012	5,7%	6,2%	5,3%	**2,6%**	5,9%	5,6%	**4,7%**
	2011	0,4%	-3,9%	3,8%	**4,8%**	-2,7%	-0,5%	**1,2%**

** Measured in local currency*
***SSS excludes Umbrale & Foster and includes Johnson since 1Q13*



Gross Margin Evolution
Department Stores - Chile
27,1%
25,7%
30,4%
29,6%
25,0%
24,7%
28,5%
28,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Shopping Centers

- **Mega Center**: shopping centers over 100,000 m^2 of Gross Leasable Area (GLA) of mixed usage. They contain anchor stores, other stores, medical center, offices and a hotel.
- **Regional**: great shopping center up to 100,000 m^2 of GLA with impact over multiple geographic areas, with anchor stores, other stores and a medical center.
- **Local**: shopping centers up to 70,000 m^2 of GLA with areas of influence on nearby communities, with anchor stores, other stores and a medical center in some cases.
- **Factory**: shopping centers with brands discounts.
- **Power Centers**: shopping centers up to 35,000 m^2 of GLA including a maximum of two anchor stores and a small number of other stores.
- **Strip Centers**: shopping centers of up to 10,000 m^2 composed by 1 anchor store of maximum 5,000 m^2, plus a reduced number of other stores.

SHOPPING CENTERS LEASED AREA
Square Meters
4Q 2013

CHILE	N°	GLA Third parties	GLA Related parties	GLA total
Mega Center	1	99.774	34.864	134.638
Regional	1	74.559	43.362	117.920
Local	9	218.889	261.036	479.925
Power Center	14	19.197	333.466	352.663
Total	**25**	**412.418**	**672.728**	**1.085.146**

SHOPPING CENTERS LEASED AREA
Square Meters
4Q 2012

CHILE	N°	GLA Third parties	GLA Related parties	GLA total
Mega Center	1	99.774	34.864	134.638
Regional	1	74.559	43.362	117.920
Local	8	216.967	253.361	470.329
Power Center	13	18.817	304.869	323.686
Total	**23**	**410.117**	**636.455**	**1.046.573**

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ARGENTINA	N°	GLA Third parties	GLA Related parties	GLA total
Regional	1	72.376	23.723	96.098
Local	10	130.478	259.593	390.071
Factory	3	30.637	81.642	112.278
Power Center	3	7.443	58.125	65.568
Strip Center	1	477	4.180	4.657
Total	**18**	**241.410**	**427.263**	**668.673**

ARGENTINA	N°	GLA Third parties	GLA Related parties	GLA total
Regional	1	72.376	23.723	96.098
Local	10	130.478	259.593	390.071
Factory	3	30.637	81.642	112.278
Power Center	3	7.443	58.125	65.568
Strip Center	1	477	4.180	4.657
Total	**18**	**241.410**	**427.263**	**668.673**

PERU	N°	GLA Third parties	GLA Related parties	GLA total
Regional	1	40.277	13.024	53.301
Local	1	17.085	12.579	29.664
Strip Center	1	1.026	4.728	5.754
Total	**3**	**58.388**	**30.331**	**88.719**

PERU	N°	GLA Third parties	GLA Related parties	GLA total
Mega Center	1	40.277	13.024	53.301
Regional	-	-	0	-
Local	1	1.026	4.728	5.754
Total	**2**	**41.303**	**17.752**	**59.055**

COLOMBIA	N°	GLA Third parties	GLA Related parties	GLA total
Local	2	14.514	19.580	34.094
Total	**2**	**14.514**	**19.580**	**34.094**


Gross Margin Evolution
Shopping Centers Chile
91,0%
89,2%
93,7%
96,7%
99,5%
92,9%
91,7%
87,3%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12


Gross Margin Evolution
Shopping Centers Argentina
79,2%
79,1%
78,6%
74,8%
78,9%
73,1%
83,0%
83,9%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12


Gross Margin Evolution
Shopping Centers Peru
90,3%
85,5%
95,5%
84,4%
82,6%
85,2%
90,7%
83,2%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

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SHOPPING CENTERS OCCUPANCY RATES

as of December 31st

	2013	2012
Chile	97.0%	96.0%
Argentina	95.2%	97.9%
Peru	90.5%	95.2%

Financial Services

Chile[10]

FINANCIAL RETAIL OPERATION

Credit Card Loan Portfolio (MM $)[11]

	Q1	Q2	Q3	Q4
2013	429.526	412.007	377.065	443.888
2012	418.316	414.216	408.115	447.401
2011	406.317	412.366	400.937	446.795

Credit Card Provisions / Loans[13]

	Q1	Q2	Q3	Q4
2013	7,9%	8,4%	7,8%	6,5%
2012	7,6%	7,9%	8,0%	6,9%
2011	7,2%	7,5%	7,5%	7,2%

Credit Card Average loan per customer

	Q1	Q2	Q3	Q4
2013	278.311	276.755	274.507	300.436
2012	260.853	257.918	256.281	274.998
2011	238.800	241.236	245.951	274.083

Credit Card Write-Offs Net / Loans[14]

	Q1	Q2	Q3	Q4
2013	10,1%	9,6%	9,8%	9,4%
2012	12,9%	12,2%	12,9%	12,4%
2011	6,5%	7,0%	8,2%	8,9%

Credit Card Write-Offs Net (MM $)

	Q1	Q2	Q3	Q4
2013	10.921	20.503	30.440	38.816
2012	13.720	25.677	40.391	51.822
2011	6.608	14.231	25.001	36.385

Credit Card Duration (days)

	Q1	Q2	Q3	Q4
2013	128	128	132	132
2012	148	144	136	128
2011	161	162	158	151

Monthly statements of account issued in Chile (thousands) (Credit card)

	Q1	Q2	Q3	Q4
2013	1.698	1.639	1.611	1.597
2012	1.759	1.719	1.724	1.717
2011	1.826	1.825	1.819	1.759

**Measured in Thousands.*

BANCO PARIS OPERATION

Bank Loan Portfolio (MM $)[12]

	Q1	Q2	Q3	Q4
2013	133.644	138.651	141.664	144.937
2012	135.174	134.105	128.424	130.688
2011	151.517	152.709	144.218	139.768

Bank Provisions / Loans

	Q1	Q2	Q3	Q4
2013	7,1%	7,0%	6,8%	7,1%
2012	6,3%	6,3%	6,6%	6,9%
2011	6,5%	6,1%	6,1%	6,1%

Bank Average loan per customer ($)

	Q1	Q2	Q3	Q4
2013	995.047	973.278	946.048	944.182
2012	1.136.057	1.116.993	1.065.828	1.029.487
2011	1.217.444	1.242.053	1.211.094	1.180.913

Bank Write-Offs Net / Loans

	Q1	Q2	Q3	Q4
2013	2,9%	2,5%	2,1%	1,9%
2012	4,0%	3,7%	3,5%	3,4%
2011	4,5%	4,0%	3,8%	3,6%

Bank Write-Offs Net (MM $)

	Q1	Q2	Q3	Q4
2013	977	1.684	2.109	2.567
2012	1.357	2.478	3.518	4.472
2011	1.687	3.017	4.233	5.363

---

[10] The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 96,859 million of the portfolios sold to Banco Paris as of December, 2013.

[11] The Bank's loan portfolio excludes the purchase of the portfolio to the credit card operations.

[12] The ratio Provisions / Loan does not include CLP 3,533 million of anti-cyclical provisions registered in December, which is in accordance with the best practices of the banking industry, and in line with Basel III regulations to anticipate future changes in the macroeconomic environment.

[13] Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period.

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% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hypermarkets – Chile	2013	17,3%	17,2%	17,2%	18,5%
	2012	18,0%	18,7%	18,5%	19,0%
	2011	20,5%	21,4%	20,4%	19,8%
Supermarkets - Chile	2013	7,4%	6,8%	6,5%	6,8%
	2012	7,5%	7,8%	8,4%	8,5%
	2011	8,1%	8,6%	7,9%	7,9%
Department stores - Chile	2013	44,5%	47,3%	46,4%	45,7%
	2012	46,9%	50,0%	50,0%	51,0%
	2011	50,5%	55,8%	52,6%	53,6%
Home Improvement - Chile	2013	19,9%	19,9%	19,7%	22,2%
	2012	19,6%	19,2%	19,3%	21,3%
	2011	20,7%	21,6%	20,4%	20,5%


Gross Margin Evolution
Financial Services - Chile
61,8%
62,5%
72,7%
61,4%
80,1%
61,1%
69,8%
66,0%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Argentina

Credit Card Loan Portfolio (ARS M $)

		Q1	Q2	Q3	Q4
Argentina	2013	1.405.060	1.498.750	1.715.248	2.100.734
	2012	1.041.734	1.065.452	1.127.285	1.322.401
	2011	750.355	794.493	861.829	1.042.196

Credit Card Provisions / Loans

		Q1	Q2	Q3	Q4
Argentina Risk ratio	2013	5,4%	4,9%	3,4%	2,7%
	2012	6,9%	6,0%	6,0%	6,3%
	2011	8,4%	10,0%	10,1%	7,6%

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Total Retail - Argentina	2013	11,4%	12,4%	12,9%	13,0%
	2012	9,8%	10,7%	10,6%	12,0%
	2011	8,9%	9,1%	9,8%	11,6%
Hyper/Supermarkets-Arg	2013	9,2%	10,3%	10,5%	10,0%
	2012	7,9%	8,7%	8,7%	10,0%
	2011	6,8%	7,3%	7,9%	9,1%
Home Improvement - Arg	2013	18,5%	19,1%	20,4%	21,4%
	2012	16,0%	17,1%	16,5%	19,1%
	2011	14,9%	15,0%	15,3%	18,2%

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Gross Margin Evolution
Financial Services - Argentina
71,5%
74,0%
79,3%
76,3%
79,7%
75,1%
68,0%
69,9%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Peru

Credit Card Loan Portfolio (M Soles)

	Q1	Q2	Q3	Q4
2013	194.264	216.891	259.098	**304.153**
2012	116.795	131.929	145.256	**179.113**

Credit Card Provisions / Loans

	Q1	Q2	Q3	Q4
2013	14,5%	15,2%	10,3%	**5,7%**
2012	11,5%	15,5%	13,6%	**13,9%**

% Sales With Credit Cards Over Total Sales

Hyper/Supermarkets	Q1	Q2	Q3	Q4
2013	8,9%	10,1%	10,0%	**9,5%**
2012	7,6%	8,6%	8,3%	**8,5%**
2011	5,2%	8,1%	6,8%	**7,0%**



Gross Margin Evolution
Financial Services - Peru
29,6%
24,8%
36,6%
-2,2%
44,0%
42,5%
35,2%
22,1%
1Q'13
1Q'12
2Q'13
2Q'12
3Q'13
3Q'12
4Q'13
4Q'12

Brazil

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2013	41,7%	43,5%	44,1%	45,1%
	2012	41,1%	42,3%	42,2%	44,7%
	2011	42,0%	44,0%	44,2%	43,5%

Credit Card Loan Portfolio (M Reales)

		Q1	Q2	Q3	Q4
Brazil	2013	449.138	457.827	445.522	498.153
	2012	425.992	432.652	411.920	454.243
	2011	385.201	405.635	410.605	438.790

Credit Card Provisions / Loans

		Q1	Q2	Q3	Q4
Brazil Risk ratio	2013	6,1%	7,2%	7,1%	6,0%
	2012	6,4%	7,1%	6,9%	5,8%
	2011	2,8%	3,7%	4,1%	3,9%

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Cencosud

Capex

Cencosud’s funds used in investment activities amounted to CLP 100,864 million in 4Q13. Capex related to organic growth in 4Q13 was CLP 68,733 million, compared with CLP 148,151 million in 4Q12, in keeping with Cencosud’s strategy of focusing on integration and deleveraging in 2013.

Store Openings

In 4Q13, the Company had 14 net store openings. In Chile; the Company closed one Santa Isabel store. In Brazil Cencosud opened 5 new supermarkets; 3 Gbarbosa, 1 Bretas and 1 Mercantil Rodrigues. In Colombia, the Company opened 3 Metro supermarkets and 4 home improvement stores. In Peru the company opened 3 department stores adding 15,509 m2 of selling space.

At the end of December 2013 Cencosud operated 1,094 stores and 29 shopping centers, including supermarkets in Colombia.

The total increase in selling area in 4Q13 versus 4Q12 was 190,304 m2, or 4.7%, after taking into account the remodeling of retail stores and shopping centers, and including the selling space of Colombian supermarkets.

Balance Sheet Summary

Total assets increased by CLP 322 billion to CLP 10,065 billion compared to December 31, 2012. This is mainly due to higher inventory levels (CLP 134,677 million), Investment properties (CLP 97,088 million), trade receivables and other receivables (CLP 74,821 million), partially offset by lower cash and cash equivalents (CLP 66,009 million).

Total liabilities decreased CLP 528 billion compared with December 2012, as a result of the reduction in Other financial liabilities current (CLP 440 billion) and other non-current financial liabilities (CLP 144 billion). This was a consequence of the early repayment a bridge loan taken out with JP Morgan (related to the acquisition of Carrefour) in the amount of US 1.5 billion with proceeds from the rights issuance that was successfully subscribed in March 2013 (the bridge loan was paid on March 19th, 2013).

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Debt Amortization Schedule (USD million)



1.500
1.000
500
0
885
383
268
217
240
37
35
814
74
1.275
92
110
111
95
256
45
17
103
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031

Indebtedness

Historically the main financing sources for the company have been domestic and international capital markets, both debt and equity and bank loans. As of December31 2013, financial liabilities (not considering Banco Paris) reached CLP 2,725,747 million, a reduction of 19% compared to December 31, 2012, mainly due to the successful capital increase in March this year.

On October 17, 2012 the Company entered into a Bridge Loan of USD 2.5 billion with JP Morgan in order to finance the acquisition of Carrefour Colombia, the second largest supermarket player in the country. On December 6, 2012 the company issued a 10 year 144A Reg-S Bond for USD 1.2 billion and an annual coupon rate of 4.875%. The proceeds of this issuance were used to prepay USD 1.0 billion of the said Bridge Loan and USD 150 million to prepay the Syndicate Credit "Gbarbosa" which was originally due January 11, 2013. With the pre-payment of this latter credit, the company is free from having to maintain the financial covenant Net Debt / EBITDA <4.25 times. The rest of the bridge loan with JP Morgan (USD 1.5 billion) was paid on March 19th, 2013 using proceeds from the capital increase.

As a consequence of the operations mentioned previously, net financial debt, without considering banking activities decreased from CLP 3,031,615 million as of December 31, 2012 to CLP 2,457,125 million for the same period in 2013, being the main driver for the change in the financial ratios.

Financial Ratios[15]

(in times)	Dec-13	Dec-12
Financial debt / Ebitda	3.40	4.62
Financial Expense Ratio	3.02	3.73
Financial Debt / Equity	0.58	0.89
Total Liabilities / Equity	1.32	1.86
Current Assets / Current Liabilities	0.82	0.69

Please note:

- These financial ratios do not necessarily represent financial covenants associated to debt contracts and Bonds, and these are displayed for information purposes only.
- The ratios shown above do not include the assets and liabilities of Cencosud banking activities; therefore the assets and liabilities from banking activities are not considered in the Company's financial covenants.

[15] The financial indicators set out do not mean they are 100% associated to financial covenants of our debt agreements and bonds. According to our debt agreements the company does not consider assets and liabilities of the banking operations.

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- EBITDA used in the calculation of these ratios only consider the month of December to Septemberof Jumbo supermarket operations in Colombia. According to the Company's debt contracts, the covenants which have an EBITDA calculation have to be adjusted incorporating the pro-forma EBITDA of a year of Jumbo operations in Colombia.

Excluding the effects of the deconsolidation of the financial retail business, the Company's liquidity presents a rise compared to December 2012, from 0.69 times to 0.82 times as measured by "Current Assets/Current Liabilities" ratio and the acid test is 0.47 times.

Interest rate risk

As of December31, 2013, including the cross currency swaps, 47% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 99% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company's hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company's debt is denominated in Chilean pesos. As of December 31, 2013, roughly 43% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 74% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the company consists in covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. With respect to the latter, if we look at the exchange rate hedging (Cross Currency Swaps), the Company's exposure to the US dollar is 11% of the total debt of the Company.

Cash Flow Summary

as of December 31 2013 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	297.980	-250.967	-78.033	-31.020
Shopping Centers	116.801	-56.305	-63.008	-2.512
Home Improvement	-11.153	-27.988	34.736	-4.405
Department Stores	23.490	-14.195	-24.551	-15.255
Financial Service	61.466	-11.227	-59.941	-9.702
Others	-123.802	40.175	83.768	140
Consolidated	364.782	-320.507	-107.029	-62.755

as of December 31 2012 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	511.615	-1.840.669	1.386.938	57.885
Shopping Centers	138.682	-169.431	35.773	5.024
Home Improvement	59.899	-30.631	-21.716	7.552
Department Stores	37.800	-35.054	11.407	14.153
Financial Service	60.778	2.526	-56.969	6.335
Others	-90.061	-42.991	133.327	275
Consolidated	718.715	-2.116.249	1.488.759	91.224

Cash Flow for the twelve months ended December 31, 2013 compared to the twelve months ended December 31, 2012

Taking into account cash flow from operations, cash flow from financing activities and cash used in investing activities, Cencosud had negative net cash flow of CLP 62,755 million for the 12 months ended December

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cencosud

31, 2013 compared to a positive net cash flow of CLP 91,224 million for the 12 months ended December 31, 2012.

Operating activities: Net cash flow from operations decreased to CLP 364,782 million for the 12 months ended December 31,2013 from CLP 718,715 million for the 12 months ended December 31, 2012. The change was primarily due to:

Supermarkets: Net cash flow from supermarket operations decreased 41.8% to CLP 297,980 million for the 12 months ended December 31, 2013 from CLP 511,615 million for the 12 months ended December 31, 2012. The variation was primarily due to increased working capital needs particularly in Argentina and Brazil, and the devaluation of currencies.

Home Improvement: Net cash flow from home improvement operations decreased 118.6% to CLP (11,153) million for the 12 months ended December 31, 2013 from CLP 59,899 million for the 12 months ended December 31, 2012. The variation was primarily due to an inventory buildup in the period.

Department Stores: Net cash flow from department store operations decreased 37.9% to CLP 23,490 million for the 12 months ended December 31, 2013 from CLP 37,800 million for the 12 months ended December 31, 2012. The variation was primarily due to the start up of Peruvian operations.

Shopping Centers: Net cash flow from shopping center operations decreased 15.8% to CLP 116,801 million for the 12 months ended December 31, 2013 from CLP 138,682 million for the 12 months ended December 31, 2012. The variation was primarily due to the depreciation of Latin-American currencies against the Chilean peso.

Financial Services: Net cash flow from financial service operations increased 1.1% to CLP 61,466 million for the 12 months ended December 31, 2013 from CLP 60,778 million for the 12 months ended December 31, 2012. The variation was primarily due to lower working capital needs as a result of a smaller loan portfolio.

Investing Activities: Net cash flow from investing activities amounted to CLP 320,507 million for the twelve months endedin December 31, 2013 from CLP 2,116,249 million for the twelve months ended December 31, 2012. This change was mainly due to:

Supermarkets: net cash flow from supermarket operations amounted to CLP 250,967 million for the twelve months ended as of December 31, 2013 from CLP 1,840,669 million for the twelve months ended December 31, 2012. The variation was primarily due to lower investment in Property, Plant and

Equipment, as a result of the Carrefour acquisition in 2012.

Home Improvement: net cash flow from home improvement operations amounted to CLP 27,988 million for the twelve months ended December 31, 2013 from CLP 30,631 million for the twelve months ended December 31, 2012. The variation was primarily due to the 17% devaluation of the

Argentine peso.

Department Stores: net cash flow from department store operations amounted to CLP 14,195 million for the twelve months ended December 31, 2013 from CLP 35,054 million for the twelve months ended December 31, 2012. The variation was primarily because of lower investments in Properties,

Plant and Equipment in 2013 associated to the Johnson acquisition and integration in 2012.

Shopping Centers: net cash flow from shopping center operations amounted to CLP 56,305 million for the twelve months ended December 31, 2013 from CLP 169,431 million for the twelvemonths ended December 31, 2012. The variation was primarily due to lower investments related to the Costanera

Center project.

Financial Services: net cash flow from financial services operations amounted to CLP 11,227 million for the twelve monthsended December 31, 2013 from CLP 2,526 million for the twelve months

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ended December 31, 2012.The variation is explained by lower expenses as a result of having completed the integration of Johnson´s financial services segment into Paris´ portfolio during 2012.

Financing Activities: net cash flows from financing activities decreased to CLP (107,029) million from CLP 1,488,759 million, for the twelve months ended December 31, 2012. This change was primarily due to:

- Supermarkets: Our net cash flows from supermarket operations decreased to CLP (78,033) million for the twelve months ended December 31, 2013 from CLP 1,386,938 million for the twelve months ended December 31, 2012. The variation is a result of the financing required for the acquisition of Carrefour in Colombia in 2012.
- Home Improvement: net cash flows from home improvement operations increased to CLP 34,736 million for the twelve months ended December 31, 2013 from CLP (21,716) million for the twelve months ended December 31, 2012 due to the consolidation of Colombian operations.
- Department Stores: net cash flows from department store operations decreased to CLP (24,551) million for the twelve months ended December 31, 2013 from CLP 11,407 million for the twelve months ended December 31, 2012 due to the ramp up of Peruvian operations.
- Shopping Centers: net cash flows from shopping center operations decreased to CLP (63,008) million for the twelve months ended December 31, 2013 from CLP 35,773 million for the twelve months ended December 31, 2012.The variation was primarily due to the devaluation of the argentine peso.
- Financial Services: net cash flows from financial service operations decreased to CLP (59,941) million for the twelve months ended December 31, 2013 from CLP (56,969) million for the twelve months ended December 31, 2012.The variation was primarily due to a higher need for funds related to the start up of Peruvian operations.

Working Capital Ratios[16]

(days)	4Q 2013	4Q 2012	Difference
Average period of receivables [1]			
Supermarkets	18,8	16,7	2,1
Home Improvement	20,5	18,9	1,6
Department Store	13,4	10,0	3,4
Shopping Centers	42,6	41,4	1,2
Average period of payables	**45,1**	**44,0**	**1,1**
Supermarkets	44,5	43,0	1,5
Home Improvement	49,3	44,0	5,3
Department Store	50,0	50,0	0,0
Shopping Centers	31,3	41,0	-9,7
Financial Retail	30,6	57,0	-26,4
Inventory turnover			
Supermarkets	42,1	35,8	6,3
Home Improvement	96,6	100,0	-3,4
Department Store	88,9	79,9	9,0

Days Receivable:

- Supermarkets: Days receivable of the supermarket division increased 2.1days for the 4Q13 compared with the end of December 2012, due to an increase in days receivable of Peru and Argentina 5 and 17 days respectively. The aforementioned was partially offset by a decrease of 4 days in Chile, 2 days in Brazil and 70 days in Colombia.

[16] The ratio average period of payables costs and expenses of merchandise are included. The Inventory ratio considers cost of merchandise of retail businesses: supermarkets, home improvement and department stores.

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Home Improvement: Days receivable of the home improvement division increased 1.6 days for the 4Q13 compared with the end of December 2012, due to an increase of 3 days in Colombia, partially offset by a reduction of 2 days in Chile and 2 days in Argentina.

Department Store: Days receivable of the department store division increased 3.4 days due to an increase of days receivable in Chile.

Shopping Center: Days receivable of the shopping center division increased 1.2 days as of 4Q13 compared with the end ofDecember 2012, due to an increase in days receivable in Chile and Argentina.

Average period of payables:

Supermarkets: Days payable of the Supermarket division increased 1.5 days for the 4Q13 compared with the end of December 2012, due to an increase of 2 days receivable in Chile, 1 day in Peru, 2 in Brazil and 14 days in Colombia.

Home Improvement: increased 5.3 days for the 4Q13 compared with the end of December 2012, due to an increase of 9 days in Argentina, partially offset by a reduction of 8 days in Colombia.

Department Store: Days payable of the Department Store division remained stable at 50 days. Shopping Center: Days payable of the Shopping Center division decreased 10 days to 31 days in 4Q12 from 41 days in December 2012, due to areduction of 10 days payable in Chile and Argentina.

Financial Retail: Days payable of the Financial Service division decreased 26 days for the 4Q13 versus December 2012, due to a reduction of 10 days in Argentina and 35 in Peru.

Inventory turnover:

Supermarkets: Days inventory from supermarkets increased from 35.8 days in December 2012 to 42.1 days in the 4Q13, due to lower inventory turnover in Colombia and Brazil.

Home Improvement: Days inventory from home improvement decreased from 100 days in December 2012 to 96.6 days in 4Q13, due to a decrease in Argentina and Colombia.

Department Store: Days inventory from department store division increased 9 days due to an increase in Chile and start-up in Peru.

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investingin Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia;

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(iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operatethem profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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cencosud

Operating Data by Business Segment and Country

Fourth Quarter 2013 2012 N stores (by the end of period): Supermarkets: Chile 224 214 Argentina 290 288 Brazil 221 204 Peru 87 86 Colombia 100 96 Supermarkets Subtotal 922 888 Home Improvement: Chile 32 31 Argentina 48 47 Colombia 9 4 Home Improvement Subtotal 89 82 Department Stores: Chile 77 78 Peru 6 0 Department Store Subtotal 83 78 Shopping Centers 17 : Chile 25 23 Argentina 18 18 Peru 3 2 Colombia 2 0 Shopping Centers Subtotal 48 43 Total 1.142 1.091 Total Selling Space (by the end of period) Supermarkets: Chile 546.236 524.677 Argentina 519.171 522.270 Brazil 596.746 552.764 Peru 259.360 258.762 Colombia 428.469 416.699 Supermarkets Subtotal 2.349.981 2.275.172 Home Improvement: Chile 307.853299.806 Argentina 373.490 369.06718 Colombia 75.732 37.060 Home Improvement Subtotal 757.074 705.933 Department Stores: Chile 371.891 377.191 Peru 32.222 0 Department Store Subtotal 404.113 377.191 Shopping Centers: Chile 412.418 410.117 Argentina 241.410 241.410 Peru 58.388 41.303 Colombia 14.514 0 Shopping Centers Subtotal 726.730 692.830 Total 4.237.899 4.051.126 Average selling space per store: Supermarkets: Chile 2.439 2.452 Argentina 1.790 1.813 Brazil 2.700 2.710 Peru 2.981 3.009 Colombia 4.285 0 2.549 2.562 Home Improvement: Chile 9.620 9.671 Argentina 7.781 7.852 Colombia 8.415 9.265

17

Since December 2013, Cencosud informs all of its formats in every country.

18

Due to a change in the criteria to account m2 of selling space, 2012 figure was modified, in order to have comparable figures in both periods 2013 and 2012. This new criteria excludes the area of check-outs and aisles.

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8.506 8.609

Department Stores: Chile 4.830 4.836

Peru 5.370 0

4.869 4.836

Shopping Centers: Chile 16.497 17.831

Argentina 13.412 13.412

Peru 19.463 20.652

Colombia 7.257 0

15.140 16.112

Fourth Quarter

Average sales per store (in CLP$ millions): 2013 2012

Supermarkets: Chile 2.755 2.705

Argentina 1.675 1.600

Brazil 2.355 2.594

Peru 2.388 2.336

Colombia 2.498 1.202

Supermarkets Subtotal 2.257 2.123

Home Improvement: Chile 3.827 3.573

Argentina 4.148 3.547

Colombia 1.475 2.679

Home Improvement Subtotal 3.762 3.514

Department Store: Chile 4.007 3.686

Peru 1.268 NA

Department Store subtotal 3.809 3.686

Shopping Centers: Chile 1.284 1.315

Argentina 1.102 1.006

Peru 1.250 1.523

Colombia 1.116 NA

Shopping Center Subtotal 1.206 1.214

Sales per square meter (in CLP$ millions): 2013 2012

Supermarkets: Chile 1,13 1,10

Argentina 0,94 0,88

Brazil 0,87 0,96

Peru 0,80 0,78

Colombia 0,58 0,28

Supermarkets Subtotal 0,89 0,9519

Home Improvement: Chile 0,40 0,37

Argentina 0,53 0,45

Colombia 0,18 0,29

Home Improvement Subtotal 0,4720 0,41

Department Store: Chile 0,83 0,76

Peru 0,24 NA

Department Store subtotal 0,78 0,76

Shopping Centers: Chile 0,08 0,07

Argentina 0,08 0,07

19

Excludes sales and square meters from Colombia. Cencosud only consolidated one month of operations in Colombia during that year.

20

Excludes sales and square meters from Colombia. Cencosud opened 4 stores in the month of December.

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	Peru	0,06	0,07
	Colombia	0,15	NA
	Shopping Center Subtotal	**1,12**[21]	**0,08**
Increase (decrease) in Nominal Same Store Sales in LOCAL CURRENCY		**2013**	**2012**
Supermarkets:	Chile	3,3%	2,8%
	Argentina	21,5%	15,9%
	Brazil	-3,3%	0,5%
	Peru	1,0%	2,8%
	Colombia	-9,4%	N.A.
Home Improvement:	Chile	7,1%	6,2%
	Argentina	38,6%	19,5%
	Colombia	-0,5%	-7,6%
Department Store:	Chile	6,8%	2,7%

CONSOLIDATED INCOME DATA

(In millions of Chilean pesos as of December 31st, 2013)

	Fourth Quarter			Twelve-Month, ended December 31st		
	2013 CLP MM	2012 CLP MM	Δ%	2013 CLP MM	2012 CLP MM	Δ%
Net revenues	2.863.289	2.580.648	**11,0%**	10.341.040	9.149.077	**13,0%**
Cost of sales	-2.016.661	-1.832.012	10,1%	-7.371.549	-6.547.832	12,6%
Gross profit	**846.629**	**748.635**	**13,1%**	**2.969.491**	**2.601.245**	**14,2%**
Selling and administrative expenses	-664.276	-581.140	14,3%	-2.480.441	-2.101.821	18,0%
Other income by function	64.497	45.183	42,7%	108.714	107.110	1,5%
Other gain (Losses)	16.086	938	1615,4%	26.382	-7.369	N.A.
Operating income	**262.936**	**213.616**	**23,1%**	**624.146**	**599.165**	**4,2%**
Participation in profit or loss of equity method associates	6.310	2.153	193,1%	10.289	5.640	82,4%
Net Financial Income	-66.809	-63.380	5,4%	-252.830	-202.912	24,6%
Income (loss) from foreign exchange variations	-7.923	-6.560	20,8%	-34.723	-2.680	1195,7%
Result of indexation units	-8.876	-9.235	-3,9%	-20.960	-25.915	-19,1%
Non-operating income (loss)	**-77.298**	**-77.022**	**0,4%**	**-298.224**	**-225.867**	**32,0%**
Income before income taxes	**185.638**	**136.594**	**35,9%**	**325.923**	**373.297**	**-12,7%**
Income taxes	-28.184	-24.276	16,1%	-96.158	-100.488	-4,3%
Profit (Loss)	**157.454**	**112.319**	**40,2%**	**229.765**	**272.809**	**-15,8%**
Profit (Loss) Attributable to Equity Holders of Parent	**158.087**	**112.876**	**40,1%**	**229.930**	**269.959**	**-14,8%**
Profit (Loss) Attributable to Minority Interest	-633	-558	13,5%	-166	2.851	-105,8%
Net income per share	57,2	48,5	12,3%	83,2	116,0	-27,7%
Number of shares outstanding (in millions)	2.743.483	2.327.519	17,9%	2.743.483	2.327.519	17,9%
Cash Flow Data						
Net cash provided by (used in):						
Operating activities	282.031	407.192	-30,7%	364.782	718.715	-49,2%
Financing activities	-116.794	1.059.217	N/A	-107.029	1.488.759	N.A.
Investing activities	-100.864	-1.330.064	-92,4%	-320.507	-2.116.249	-84,9%
Other Financial Information						
Organic Capex	-68.733	-114.163	-39,8%	-318.597	-584.817	-45,5%
Acquisitions	0	0	0,0%	0	-362.083	-100,0%
Depreciation	38.096	35.545	7,2%	173.650	131.470	32,1%

[21] Excludes Colombia.

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Amortization	5.085	2.961	71,7%	15.387	9.980	54,2%
Revaluation of Assets	-59.775	-40.666	47,0%	-95.110	-98.633	-3,6%
EBITDA	**295.627**	**238.480**	**24,0%**	**767.790**	**717.659**	**7,0%**
Adjusted EBITDA	**252.652**	**213.609**	**18,3%**	**728.363**	**647.621**	**12,5%**
Financial Ratios						
Gross margin	29,6%	29,0%	0,6Pt	28,7%	28,4%	0,3Pt
Operating margin	9,2%	8,3%	0,9Pt	6,0%	6,5%	-0,5Pt
Net margin	5,5%	4,4%	1,1Pt	2,2%	3,0%	-0,7Pt
EBITDA margin	10,3%	9,2%	**1,1Pt**	7,4%	7,8%	**-0,4Pt**
Adjusted EBITDA	8,8%	8,3%	**0,5Pt**	7,0%	7,1%	**0,0Pt**

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SELECTED FINANCIAL DATA BY BUSINESS SEGMENT

(In millions of Chilean pesos as of December 31st, 2013)

	Fourth Quarter			Twelve-Month, ended December 31st		
	2013 CLP MM	2012 CLP MM	Δ %	2013 CLP MM	2012 CLP MM	Δ %
Revenues:	**2.863.289**	**2.580.648**	**11,0%**	**10.341.040**	**9.149.077**	**13,0%**
Supermarkets	2.080.726	1.884.953	10,4%	7.682.064	6.733.610	14,1%
Shopping Centers	57.904	52.214	10,9%	205.332	172.104	19,3%
Home Improvement	334.827	288.188	16,2%	1.176.890	1.063.086	10,7%
Department Stores	316.171	287.486	10,0%	970.360	886.075	9,5%
Financial Service	69.425	66.484	4,4%	288.533	282.180	2,3%
Others	4.237	1.323	220,3%	17.861	12.022	48,6%
Cost of Sales:	**-2.016.661**	**-1.832.012**	**10,1%**	**-7.371.549**	**-6.547.832**	**12,6%**
Supermarkets	-1.544.274	-1.408.037	9,7%	-5.770.070	-5.057.477	14,1%
Shopping Centers	-6.475	-8.319	-22,2%	-23.341	-27.213	-14,2%
Home Improvement	-215.829	-185.269	16,5%	-787.402	-711.500	10,7%
Department Stores	-227.070	-206.269	10,1%	-701.530	-644.668	8,8%
Financial Service	-22.851	-23.789	-3,9%	-85.755	-104.680	-18,1%
Others	-162	-329	-50,7%	-3.451	-2.294	50,4%
Gross Margin:	**846.629**	**748.635**	**13,1%**	**2.969.491**	**2.601.245**	**14,2%**
Supermarkets	536.452	476.916	12,5%	1.911.994	1.676.133	14,1%
Shopping Centers	51.429	43.895	17,2%	181.991	144.891	25,6%
Home Improvement	118.998	102.919	15,6%	389.487	351.586	10,8%
Department Stores	89.101	81.217	9,7%	268.830	241.407	11,4%
Financial Service	46.574	42.695	9,1%	202.778	177.501	14,2%
Others	4.075	994	310,1%	14.410	9.728	48,1%
SG&A:	**-664.276**	**-581.140**	**14,3%**	**-2.480.441**	**-2.101.821**	**18,0%**
Supermarkets	-429.673	-371.600	15,6%	-1.636.018	-1.368.789	19,5%
Shopping Centers	-13.913	-8.901	56,3%	-38.231	-26.739	43,0%
Home Improvement	-84.590	-78.396	7,9%	-309.684	-278.043	11,4%
Department Stores	-71.341	-63.544	12,3%	-245.331	-221.492	10,8%
Financial Service	-29.486	-22.326	32,1%	-126.007	-100.235	25,7%
Others	-35.273	-36.374	-3,0%	-125.169	-106.524	17,5%
Operating Result	**262.936**	**213.616**	**23,1%**	**624.146**	**599.165**	**4,2%**
Supermarkets	110.696	108.426	2,1%	288.088	314.440	-8,4%
Shopping Centers	97.313	76.272	27,6%	238.962	217.058	10,1%
Home Improvement	34.461	24.473	40,8%	80.042	73.646	8,7%
Department Stores	17.796	17.935	-0,8%	24.754	20.231	22,4%
Financial Service	17.496	20.369	-14,1%	77.194	77.365	-0,2%
Others	-14.825	-33.860	-56,2%	-84.894	-103.575	-18,0%
EBITDA:	**295.627**	**238.480**	**24,0%**	**767.790**	**717.659**	**7,0%**
Supermarkets	138.843	134.479	3,2%	418.459	401.496	4,2%
Shopping Centers	104.604	80.296	30,3%	253.035	227.748	11,1%
Home Improvement	39.420	29.169	35,1%	99.523	91.386	8,9%
Department Stores	24.053	21.532	11,7%	49.364	43.127	14,5%
Financial Service	18.631	21.395	-12,9%	81.432	80.904	0,7%
Others	-29.925	-48.391	-38,2%	-134.024	-127.002	5,5%

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SELECTED FINANCIAL DATA BY BUSINESS SEGMENT AND COUNTRY

(In millions of Chilean pesos as of December 31st, 2013)

		Fourth Quarter			Twelve-Month, ended December 31st		
		2013 CLP MM	2012 CLP MM	Δ %	2013 CLP MM	2012 CLP MM	Δ %
Supermarkets	Chile	617.033	578.949	6,6%	2.227.303	2.057.976	8,2%
	Argentina	485.762	460.687	5,4%	1.786.933	1.751.869	2,0%
	Brazil	520.401	529.074	-1,6%	2.003.898	2.095.104	-4,4%
	Peru	207.731	200.889	3,4%	745.470	713.308	4,5%
	Colombia	249.800	115.354	116,6%	918.460	115.354	696,2%
	Subtotal	**2.080.726**	**1.884.953**	**10,4%**	**7.682.064**	**6.733.610**	**14,1%**
Home Improvement	Chile	122.459	110.755	10,6%	448.703	400.375	12,1%
	Argentina	199.089	166.717	19,4%	682.010	619.985	10,0%
	Colombia	13.278	10.716	23,9%	46.177	42.727	8,1%
	Subtotal	**334.827**	**288.188**	**16,2%**	**1.176.890**	**1.063.086**	**10,7%**
Department Stores	Chile	308.562	287.486	7,3%	955.777	886.075	7,9%
	Peru	7.609	0	N/A	14.583	0	N/A
	Subtotal	**316.171**	**287.486**	**10,0%**	**970.360**	**886.075**	**9,5%**
Shopping Centers	Chile	32.091	30.248	6,1%	112.838	93.091	21,2%
	Argentina	19.831	18.100	9,6%	69.297	65.468	5,8%
	Peru	3.750	3.047	23,1%	14.555	12.726	14,4%
	Colombia	2.232	819	172,6%	8.642	819	955,3%
	Subtotal	**57.904**	**52.214**	**10,9%**	**205.332**	**172.104**	**19,3%**
Financial Service	Chile	45.669	50.667	-9,9%	206.882	223.726	-7,5%
	Argentina	11.719	10.099	16,0%	44.740	41.238	8,5%
	Brazil	790	774	2,1%	3.983	3.676	8,4%
	Peru	8.192	4.518	81,3%	25.347	13.115	93,3%
	Colombia	3.055	425	618,2%	7.581	425	1681,9%
	Subtotal	**69.425**	**66.484**	**4,4%**	**288.533**	**282.180**	**2,3%**
Others	Chile	-505	-1.573	-67,9%	-1.200	1.125	-206,6%
	Argentina	4.653	2.852	63,1%	18.872	10.589	78,2%
	Peru	90	44	103,3%	189	308	-38,5%
	Subtotal	**4.237**	**1.323**	**220,3%**	**17.861**	**12.022**	**48,6%**
TOTAL REVENUES		**2.863.289**	**2.580.648**	**11,0%**	**10.341.040**	**9.149.077**	**13,0%**
Supermarkets	Chile	-449.346	-433.193	3,7%	-1.667.850	-1.560.272	6,9%
	Argentina	-333.701	-325.839	2,4%	-1.245.361	-1.235.669	0,8%
	Brazil	-404.604	-416.212	-2,8%	-1.550.663	-1.639.792	-5,4%
	Peru	-153.133	-146.378	4,6%	-565.443	-535.330	5,6%
	Colombia	-203.489	-86.415	135,5%	-740.753	-86.415	757,2%
	Subtotal	**-1.544.274**	**-1.408.037**	**9,7%**	**-5.770.070**	**-5.057.477**	**14,1%**
Home Improvement	Chile	-80.959	-73.145	10,7%	-319.188	-285.325	11,9%
	Argentina	-125.899	-104.463	20,5%	-434.482	-394.867	10,0%
	Colombia	-8.970	-7.660	17,1%	-33.732	-31.308	7,7%
	Subtotal	**-215.829**	**-185.269**	**16,5%**	**-787.402**	**-711.500**	**10,7%**
Department Stores	Chile	-220.619	-206.269	7,0%	-689.360	-644.668	6,9%

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	Peru	-6.451	0	N/A	-12.170	0	N/A
	Subtotal	**-227.070**	**-206.269**	**10,1%**	**-701.530**	**-644.668**	**8,8%**
Shopping Centers	Chile	-2.658	-3.846	-30,9%	-6.820	-8.201	-16,8%
	Argentina	-3.381	-2.906	16,4%	-13.833	-14.499	-4,6%
	Peru	-347	-1.538	-77,4%	-2.337	-4.483	-47,9%
	Colombia	-89	-30	200,0%	-351	-30	1077,8%
	Subtotal	**-6.475**	**-8.319**	**-22,2%**	**-23.341**	**-27.213**	**-14,2%**
Financial Service	Chile	-13.786	-17.209	-19,9%	-59.817	-83.598	-28,4%
	Argentina	-3.752	-3.042	23,3%	-11.406	-10.787	5,7%
	Brazil	0	0	N/A	0	0	N/A
	Peru	-5.312	-3.537	50,2%	-14.532	-10.295	41,1%
	Subtotal	**-22.851**	**-23.789**	**-3,9%**	**-85.755**	**-104.680**	**-18,1%**
Others	Chile	-77	-158	-50,9%	-569	-536	6,1%
	Argentina	-176	-160	9,8%	-2.742	-1.697	61,5%
	Peru	91	-12	-884,4%	-140	-61	131,0%
	Subtotal	**-162**	**-329**	**-50,7%**	**-3.451**	**-2.294**	**50,4%**
TOTAL COST OF SALES		**-2.016.661**	**-1.832.012**	**10,1%**	**-7.371.549**	**-6.547.832**	**12,6%**
Supermarkets	Chile	167.686	145.757	15,0%	559.453	497.704	12,4%
	Argentina	152.061	134.847	12,8%	541.572	516.200	4,9%
	Brazil	115.797	112.862	2,6%	453.235	455.312	-0,5%
	Peru	54.598	54.511	0,2%	180.027	177.978	1,2%
	Colombia	46.311	28.939	60,0%	177.707	28.939	514,1%
	Subtotal	**536.452**	**476.916**	**12,5%**	**1.911.994**	**1.676.133**	**14,1%**
Home Improvement	Chile	41.500	37.610	10,3%	129.515	115.050	12,6%
	Argentina	73.190	62.254	17,6%	247.528	225.117	10,0%
	Colombia	4.308	3.055	41,0%	12.445	11.419	9,0%
	Subtotal	**118.998**	**102.919**	**15,6%**	**389.487**	**351.586**	**10,8%**
Department Stores	Chile	87.943	81.217	8,3%	266.417	241.407	10,4%
	Peru	1.158	0	N/A	2.413	0	N/A
	Subtotal	**89.101**	**81.217**	**9,7%**	**268.830**	**241.407**	**11,4%**
Shopping Centers	Chile	29.433	26.402	11,5%	106.018	84.889	24,9%
	Argentina	16.450	15.195	8,3%	55.463	50.970	8,8%
	Peru	3.403	1.509	125,5%	12.218	8.243	48,2%
	Colombia	2.143	789	171,6%	8.291	789	950,7%
	Subtotal	**51.429**	**43.895**	**17,2%**	**181.991**	**144.891**	**25,6%**
Financial Service	Chile	31.882	33.458	-4,7%	147.065	140.129	5,0%
	Argentina	7.966	7.057	12,9%	33.334	30.451	9,5%
	Brazil	790	774	2,1%	3.983	3.676	8,4%
	Peru	2.880	981	193,6%	10.816	2.820	283,6%
	Colombia	3.055	425	618,2%	7.581	425	1681,9%
	Subtotal	**46.574**	**42.695**	**9,1%**	**202.778**	**177.501**	**14,2%**
Others	Chile	-583	-1.731	-66,3%	-1.768	589	-400,1%
	Argentina	4.477	2.692	66,3%	16.129	8.891	81,4%
	Peru	181	33	453,1%	49	247	-80,1%
	Subtotal	**4.075**	**994**	**310,1%**	**14.410**	**9.728**	**48,1%**
TOTAL GROSS MARGIN		**846.629**	**748.635**	**13,1%**	**2.969.491**	**2.601.245**	**14,2%**

CONSOLIDATED BALANCE SHEET

(In millions of Chilean pesos as of December 31st, 2013)

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	Dec-13 MM Ch$	Dec-12 MM Ch$	Δ	%
Current Assets:				
Cash and cash equivalents	171.712	237.721	-66.009	-27,8%
Other financial assets, current	49.584	68.167	-18.583	-27,3%
Other non-financial assets, current	11.605	10.474	1.132	10,8%
Trade receivables and other receivables	1.133.448	1.058.627	74.821	7,1%
Receivables from related entities, current	432	324	109	33,6%
Inventory	1.044.907	910.230	134.677	14,8%
Current tax assets	22.797	31.270	-8.473	-27,1%
TOTAL CURRENT ASSETS	**2.434.485**	**2.316.812**	**117.673**	**5,1%**
Non-Current Assets				
Other financial assets, non-current	92.405	41.007	51.398	125,3%
Other non-financial assets, non-current	38.263	38.280	-16	0,0%
Trade receivable and other receivables, non current	155.840	142.306	13.534	9,5%
Equity method investment	49.942	42.260	7.682	18,2%
Intangible assets other than goodwill	571.622	555.284	16.338	2,9%
Goodwill	1.696.041	1.728.263	-32.222	-1,9%
Property, plant and equipment	3.101.884	3.134.528	-32.644	-1,0%
Investment property	1.568.432	1.471.344	97.088	6,6%
Current Tax assets, non-current	53.727	4.826	48.902	1013,4%
Deferred income tax assets	302.594	268.680	33.913	12,6%
TOTAL NON-CURRENT ASSETS	**7.630.749**	**7.426.778**	**203.971**	**2,7%**
TOTAL ASSETS	**10.065.234**	**9.743.590**	**321.644**	**3,3%**
Current Liabilities:				
Other financial liabilities, current	739.106	1.179.132	-440.026	-37,3%
Trade payables and other payables	1.957.993	1.901.057	56.936	3,0%
Payables to related entities, current	556	974	-418	-42,9%
Provisions and other liabilities	46.406	31.552	14.855	47,1%
Current income tax liabilities	63.131	46.798	16.333	34,9%
Current provision for employee benefits	96.697	78.800	17.897	22,7%
Other non-financial liabilities, current	47.809	84.317	-36.508	-43,3%
TOTAL CURRENT LIABILITIES	**2.951.699**	**3.322.630**	**-370.931**	**-11,2%**
Non-current liabilities				
Other financial liabilities	2.218.035	2.362.414	-144.379	-6,1%
Trade accounts payable	8.955	7.411	1.544	20,8%
Provisions and other liabilities	88.223	121.057	-32.834	-27,1%
Deferred income tax liabilities	471.481	446.958	24.523	5,5%
Current tax liabilities	-	-	-	N.A.
Other non-financial liabilities, non-current	65.475	70.909	-5.435	-7,7%
TOTAL NON-CURRENT LIABILITIES	**2.852.168**	**3.008.748**	**-156.580**	**-5,2%**
TOTAL LIABILITIES	**5.803.867**	**6.331.378**	**-527.511**	**-8,3%**
Equity:				
Paid-in Capital	2.321.381	1.551.812	769.569	49,6%
Retained earnings (accumulated losses)	2.049.483	1.866.746	182.738	9,8%
Issuance premium	526.633	477.341	49.292	10,3%
Other reserves	-636.231	-484.364	-151.866	31,4%
Net equity attributable to controlling shareholders	**4.261.267**	**3.411.534**	**849.733**	**24,9%**
Non-controlling interest	100	678	-578	-85,2%
TOTAL NET EQUITY	**4.261.367**	**3.412.212**	**849.155**	**24,9%**
TOTAL NET EQUITY AND LIABILITIES	**10.065.234**	**9.743.590**	**321.644**	**3,3%**

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cencosud

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA, These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’ results of operations from management’s perspective, Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS,

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below, We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance,

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures, We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results,

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock,

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools, For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us, Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us,

We believe that the presentation of the non-IFRS measures described above is appropriate, However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS, Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally, In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies,

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable

IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

www.cencosud.com

Adjusted EBITDA Composition	Fourth Quarter			Twelve-Month, ended December 31st		
	2013 CLP MM	2012 CLP MM	Δ%	2013 CLP MM	2012 CLP MM	Δ%
Profit (Loss)	157.454	112.319	40,2%	229.765	272.809	-15,8%
Net Financial Costs	66.809	63.380	5,4%	252.830	202.912	24,6%
Result from Indexation Units	8.876	9.235	-3,9%	20.960	25.915	-19,1%
Result from Exchange Variations	7.923	6.560	20,8%	34.723	2.680	1195,7%
Income taxes	28.184	24.276	16,1%	96.158	100.488	-4,3%
Depreciation & Amortization	43.181	38.506	12,1%	189.038	141.450	33,6%
Revaluation of Investment Properties	-59.775	-40.666	47,0%	-95.110	-98.633	-3,5%
Adjusted EBITDA	252.652	213.609	18,3%	728.363	647.621	12,4%

Quarter ended December 31, 2013 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Profit (loss) attributable to controlling shareholders	110.818	103.470	34.461	17.796	17.496	126.586	157.454
Profit attributable to non-controlling shareholders	0	0	0	0	0	0	0
Net Income	**110.818**	**103.470**	**34.461**	**17.796**	**17.496**	**126.586**	**157.454**
Financial Expense (net)	0	0	0	0	0	66.809	66.809
Income Tax Charge	0	0	0	0	0	28.184	28.184
EBIT	**110.818**	**103.470**	**34.461**	**17.796**	**17.496**	**-31.593**	**252.446**
Depreciation and Amortization	28.448	804	4.960	6.257	1.136	1.576	43.181
EBITDA	**139.266**	**104.274**	**39.420**	**24.053**	**18.631**	**-30.017**	**295.627**
Exchange differences	0	0	0	0	0	7.923	7.923
Increase on Revaluation of Investment Properties	0	-59.775	0	0	0	0	-59.775
(Losses) gains from indexation	0	0	0	0	0	8.876	8.876
Adjusted EBITDA	**139.266**	**44.499**	**39.420**	**24.053**	**18.631**	**-13.218**	**252.652**

Twelve-month ended December 31, 2013 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Profit (loss) attributable to controlling shareholders	288.921	248.557	80.042	24.754	77.194	489.704	229.765
Profit attributable to non-controlling shareholders	0	0	0	0	0	0	0
Net Income	**288.921**	**248.557**	**80.042**	**24.754**	**77.194**	**489.704**	**229.765**
Financial Expense (net)	0	0	0	0	0	252.830	252.830
Income Tax Charge	0	0	0	0	0	96.158	96.158
EBIT	**288.921**	**248.557**	**80.042**	**24.754**	**77.194**	**140.716**	**578.753**
Depreciation and Amortization	132.100	2.430	19.481	24.610	4.238	6.178	189.038
EBITDA	**421.021**	**250.987**	**99.523**	**49.364**	**81.432**	**134.537**	**767.790**
Exchange differences	0	0	0	0	0	34.723	34.723
Increase on Revaluation of Investment Properties	0	-95.110	0	0	0	0	-95.110
(Losses) gains from indexation	0	0	0	0	0	20.960	20.960
Adjusted EBITDA	**421.021**	**155.877**	**99.523**	**49.364**	**81.432**	**-78.854**	**728.363**

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Quarter ended December 31, 2012 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Profit (loss) attributable to controlling shareholders	108.433	78.519	24.473	17.935	20.368	-136.852	112.876
Profit attributable to non-controlling shareholders	0	0	0	0	0	-558	-558
Net Income	**108.433**	**78.519**	**24.473**	**17.935**	**20.368**	**-137.410**	**112.319**
Financial Expense (net)	0	0	0	0	0	63.380	63.380
Income Tax Charge	0	0	0	0	0	24.276	24.276
EBIT	**108.433**	**78.519**	**24.473**	**17.935**	**20.368**	**-49.754**	**199.974**
Depreciation and Amortization	26.046	1.777	4.696	3.598	1.027	1.363	38.506
EBITDA	**134.479**	**80.296**	**29.169**	**21.532**	**21.395**	**-48.391**	**238.480**
Exchange differences	0	0	0	0	0	6.560	6.560
Increase on Revaluation of Investment Properties	0	-40.666	0	0	0	0	-40.666
(Losses) gains from indexation	0	0	0	0	0	9.235	9.235
Adjusted EBITDA	**134.479**	**39.630**	**29.169**	**21.532**	**21.395**	**-32.596**	**213.609**

Twelve-month ended December 31, 2012 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Profit (loss) attributable to controlling shareholders	314.538	222.701	73.646	20.231	77.362	-438.520	269.959
Profit attributable to non-controlling shareholders	0	0	0	0	0	2.851	2.851
Net Income	**314.538**	**222.701**	**73.646**	**20.231**	**77.362**	**-435.669**	**272.809**
Financial Expense (net)	0	0	0	0	0	202.912	202.912
Income Tax Charge	0	0	0	0	0	100.488	100.488
EBIT	**314.538**	**222.701**	**73.646**	**20.231**	**77.362**	**-132.269**	**576.209**
Depreciation and Amortization	86.958	5.047	17.740	22.896	3.542	5.268	141.450
EBITDA	**401.496**	**227.748**	**91.386**	**43.127**	**80.904**	**-127.002**	**717.659**
Exchange differences	0	0	0	0	0	2.680	2.680
Increase on Revaluation of Investment Properties	0	-98.633	0	0	0	0	-98.633
(Losses) gains from indexation	0	0	0	0	0	25.915	25.915
Adjusted EBITDA	**401.496**	**129.115**	**91.386**	**43.127**	**80.904**	**-98.406**	**647.621**

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